PROSPECTUS

                                     GAMEZNFLIX, INC.

                                  5,836,435,851 SHARES OF
                                      COMMON STOCK

     This prospectus relates to the resale by the selling stockholder of up to 5,836,435,851 shares of our common stock, including up to 5,816,096,751 shares of common stock underlying convertible debenture and up to 20,339,100 issuable upon the exercise of common stock purchase warrants. The convertible debenture is convertible into the number of our shares of common stock equal to the dollar amount of the debenture being converted multiplied by 110, less the product of the conversion formula multiplied by 100 times the dollar amount of the debenture being converted, which is divided by the conversion formula. The conversion formula for the convertible debenture is the lesser of (i) $0.20, (ii) 82% of the average of the thee lowest volume weighted average prices during the twenty trading days prior to the conversion or (iii) 82% of the volume weighted average price on the trading day prior to the conversion. The warrant is exercisable into 20,339,100 shares of common stock for a period of three years at an exercise price of $1.09 per share. The selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholder may be deemed an underwriter of the shares of common stock, which it is offering. We will pay the expenses of registering these shares.

     Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "GMFX". The last reported sales price per share of GameZnFlix's common stock as reported by the Over-The-Counter Bulletin Board on May 30, 2008, was $0.0002.

     The shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment; see "Risk Factors" on page 6.

     These securities have not been approved or disapproved by the securities and exchange commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Information contained in this document is subject to amendment. The registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission and declared effective on April 13, 2006. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                Dated: May 30, 2008

                                  Table Of Contents

Prospectus Summary                                                        3

Risk Factors                                                              6

Use of Proceeds                                                          16

Selling Stockholder                                                      16

Plan of Distribution                                                     20

Legal Proceedings                                                        22

Directors, Executive Officers, Promoters and Control Persons             22

Security Ownership of Certain Beneficial Owners and Management           24

Description of Securities                                                25

Interest of Named Experts and Counsel                                    26

Disclosure of Commission Position on Indemnification
for Securities Act Liabilities                                           26

Description of Business                                                  28

Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                37

Description of Property                                                  46

Certain Relationships and Related Transactions                           47

Market for Common Equity and Related Stockholder Matters                 49

Executive Compensation                                                   53

Financial Statements                                                     55

Changes In and Disagreements with Accountants on
Accounting and Financial Disclosure                                      56

Legal Matters                                                            56

Experts                                                                  56

Available Information                                                    57


                                  PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus in its entirety.

The Company.

     We are primarily an on-line DVD and video game rental business dedicated to providing customers a quality rental experience through our website, www.gameznflix.com. Our service is an alternative to store based gaming rentals. We currently provide rental services to our subscribers, as well as the option to purchase new video game and DVD titles at a discounted price. We seek to provide our customers with a large selection of video game rental choices on a monthly subscription basis. Customers can sign-up via the web page to rent DVD and/or video games of their choice. The titles are then shipped to the customer via first class mail once they have made their selection(s). Active subscribers can retain the games or DVD's for an indefinite amount of time as long as they are active paying subscribers. Customers can exchange their selections at anytime by returning their game(s) or DVDs in the pre-addressed package provided. Since November 2004, when we commenced keeping track of our customer base, we have consistently maintained a monthly customer base of 8,800 customers.

     Our monthly burn rate is approximately $50,000.  As of March
31, 2008, we had $10,566 in cash. Historically, we have satisfied our burn rate either through the use of cash on hand, cash generated from the convertible debenture issued to Golden Gate Investors, Inc., cash generated from sales of securities or the issuance of shares in consideration for services. Pursuant to the Golden Gate financing, we currently have warrants convertible into 14,652,400 shares of common stock that are exercisable at $1.09 per share and a total of $146,524 in convertible debenture outstanding.

     We are a Nevada corporation with our principal offices located at 1535 Blackjack Road, Franklin, Kentucky 42134. Our telephone number is: (270) 598-0385.

The Offering

Common stock offered by selling stockholder     Up to 5,836,435,851 shares,
                                                including up to 5,816,096,751
                                                shares of common stock
                                                underlying convertible
                                                debenture and up to 20,339,100
                                                issuable upon the exercise of
                                                common stock purchase warrants
                                                at an exercise price of $1.09
                                                per share, based on current
                                                market prices and assuming full
                                                conversion of the convertible
                                                debenture and the full exercise
                                                of the warrants (includes a
                                                good faith estimate of the
                                                shares underlying convertible
                                                debenture to account for price
                                                protection adjustments)
Common stock to be outstanding
after the offering                              Up to 2,356,672,764 shares
                                                assuming the full exercise of
                                                our warrants and conversion of
                                                our convertible debentures
                                                (there are 1,471,277,514 shares
                                                left to be issued out of the
                                                total amount of 5,836,435,851
                                                shares originally registered in
                                                this offering).  The amount
                                                remaining to be issued
                                                represents approximately 166%
                                                of the outstanding shares at
                                                May 30, 2008.

Use of proceeds                                 We will not receive any
                                                proceeds from the sale
                                                of the common stock.  However,
                                                we will receive up to
                                                $22,169,619 upon exercise of
                                                the warrants by the selling
                                                stockholder.  We expect to use
                                                the proceeds received from the
                                                exercise of the warrants, if
                                                any, for general working
                                                capital purposes. We received
                                                an aggregate of $203,391 in
                                                connection with the issuance of
                                                the convertible debenture to
                                                the selling stockholder.  We
                                                used the $203,391 for the
                                                general working capital
                                                purposes and the payment of
                                                professional fees.

     The above information regarding common stock to be outstanding after the offering is based on 885,395,250 shares of common stock outstanding as of May 30, 2008 and assumes the subsequent conversion of issued convertible debenture and exercise of warrants by the selling stockholder.

     To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with Golden Gate Investors, Inc. ("Golden Gate") on November 11, 2004 for the sale of (i) $150,000 in convertible debenture and (ii) a warrant to purchase 15,000,000 shares of our common stock. In January 2006, we entered into an amendment of the Securities Purchase Agreement with Golden Gate in which the debenture was increased to $300,000 and we issued an additional 15,000,000 warrants to purchase shares of common stock. This prospectus relates to the resale of the common stock underlying these convertible debenture and warrants. The investors provided us with an aggregate of $300,000 as follows:

     - $100,000 was disbursed to us in November 2004;

     - $50,000 has been retained for services provided to our company by various professionals, which was disbursed upon effectiveness of the prior registration statement; and

     - $150,000 was disbursed in January 2006.

     The debenture bears interest at 4 3/4%, mature three years from the date of issuance, and are convertible into our common stock, at the selling stockholder's option. The convertible debentures are convertible into the number of our shares of common stock equal to the dollar amount of the debentures being converted multiplied by 110, less the product of the conversion formula multiplied by 100 times the dollar amount of the debenture being converted, which is divided by the conversion formula. The conversion formula for the convertible debentures is the lesser of (i) $0.20, (ii) 82% of the average of the thee lowest volume weighted average prices during the twenty trading days prior to the conversion or (iii) 82% of the volume weighted average price on the trading day prior to the conversion.
Accordingly, there is in fact no limit on the number of shares into which the debenture may be converted. However, in the event that our market price is less than $0.005, we will have the option to prepay the debenture at 150% rather than have the debenture converted. If we elect to prepay the debenture, Golden Gate may withdraw its conversion notice. In addition, the selling stockholder is obligated to exercise the warrant concurrently with the submission of a conversion notice by he selling stockholder.

     The original warrant was exercisable into 20,339,100 shares of common stock at an exercise price of $1.09 per share. As a result, if Golden Gate elects to convert a portion of the convertible debenture, it must also exercise a pro-rata portion of the warrant at the same time regardless of the fact that the warrant is exercisable at $1.09 per share and our closing market price as of May 30, 2008 was $0.0002.

     As of May 30, 2008, $146,524 of the convertible debenture was still outstanding and 14,652,400 shares of common stock were still issuable upon exercise of the warrants.

     For example, if Golden Gate elects to convert $2,500 of the convertible debenture, this would result in the issuance of 1,676,579,268 shares of common stock based on a current conversion price of $0.000164 (82% of the closing price of $0.0002 as of May 30, 2008). However, Golden Gate will not be entitled to convert the convertible debenture unless it also exercises a pro rata portion of the warrant. In this situation, Golden Gate will be required to exercise approximately 248,137 warrants at an exercise price of $1.09 resulting in $270,469 in funding for our company.

     The selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 9.9% of the then issued and outstanding shares of common stock.

     See the "Selling Stockholders" and "Risk Factors" sections for a complete description of the convertible debentures.

                                   RISK FACTORS

     This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of its stock could go down. This means you could lose all or a part of your investment.

Risks Relating to the Business.

We Have a History of Losses That May Continue.

     We incurred net losses of $10,501,867 for the year ended
December 31, 2007 and $10,840,259 for the year ended December 31, 2006, and a net loss of $212,931 for the three months ended March 31, 2008. We cannot provide assurance that it can achieve or sustain profitability on a quarterly or annual basis in the future. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations or cannot be adjusted accordingly, we will continue to incur losses. We will continue to incur losses until we are able to establish significant rentals of DVD's and video games over the Internet. Our possible success is dependent upon the successful development and marketing of its website and products, as to which there is no assurance. Any future success that we might enjoy will depend upon many factors, including factors out of our control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon us or may force us to reduce or curtail operations.

Ability to Attract and Retain Subscribers Will Affect Our Business.

     We must continue to attract and retain subscribers. To succeed, we must continue to attract subscribers who have traditionally used video and game retailers, video and game rental outlets, cable channels, such as HBO and Showtime and pay-per-view. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide its subscribers a high quality experience for selecting, viewing or playing, receiving and returning titles. If consumers do not perceive the service offering to be of quality, or if we introduce new services that are not favorably received, it may not be able to attract or retain subscribers. If the efforts to satisfy our existing subscribers are not successful, we may not be able to attract new subscribers, and as a result, revenues will be adversely affected.

     We must minimize the rate of loss of existing subscribers while adding new subscribers. Subscribers cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, delivery takes too long, the service is a poor value and/or customer service issues are not satisfactorily resolved. We must continually add new subscribers to replace subscribers who cancel and to grow the business beyond the current subscriber base. If too many subscribers cancel our service, or if we are unable to attract new subscribers in numbers sufficient to grow the business, operating results will be adversely affected. Further, if excessive numbers of subscribers cancel the service, we may be required to incur significantly higher marketing expenditures than currently anticipated to replace these subscribers with new subscribers.

     Subscribers to the service can view as many titles and/or play games as they want every month and, depending on the service plan, may have out between three and six titles at a time. With our use of nine shipping centers and the associated software and procedural upgrades, we have reduced the transit time titles. As a result, subscribers have been able to exchange more titles each month, which has increased operating costs. As we established additional planned shipping centers or further refines its distribution process, it may see a continued increase in usage by subscribers. If subscriber retention does not increase or operating margins do not improve to an extent necessary to offset the effect of increased operating costs, operating results will be adversely affected.

     Subscriber demand for titles may increase for a variety of other reasons beyond our control, including promotion by studios and seasonal variations in movie watching. Subscriber growth and retention may be affected adversely if we attempt to increase monthly subscription fees to offset any increased costs of acquiring or delivering titles and games.

     The "GameZnFlix" brand is young, and we must continue to build strong brand identity. To succeed, we must continue to attract and retain a number of owners of DVD and video game players who have traditionally relied on store-based rental outlets and persuade them to subscribe to its service through its website. We may be required to incur significantly higher advertising and promotional expenditures than currently anticipated to attract numbers of new subscribers. We believe that the importance of brand loyalty will increase with a proliferation of DVD and game subscription services and other means of distributing titles. If these efforts to promote and maintain its brand are not successful, operating results and ability to attract and retain subscribers will be affected adversely.

Inability to Use Current Marketing Channels May Affect Our Ability to Attract New Subscribers.

     We may not be able to continue to support the marketing of our service by current means if such activities are no longer available or are adverse to the business. In addition, we may be foreclosed from certain channels due to competitive reasons. If companies that currently promote our service decide to enter this business or a similar business, we may no longer be given access to such channels. If the available marketing channels are curtailed, our ability to attract new subscribers may be affected adversely.

Selection of Certain Titles by Subscribers.

     Certain titles cost us more to acquire depending on the source from whom they are acquired and the terms on which they are acquired. If subscribers select these titles more often on a proportional basis compared to all titles selected, DVD or game acquisition expenses could increase, and gross margins could be adversely affected.

Mix of Acquisition Sources May Affect Subscriber Levels.

     We utilize a mix of incentive-based and fixed-cost marketing programs to promote its service to potential new subscribers. We obtain a portion of our new subscribers through online marketing efforts, including third party banner ads, direct links and an active affiliate program. While we opportunistically adjusts our mix of incentive-based and fixed-cost marketing programs, it attempts to manage the marketing expenses to come within a prescribed range of acquisition cost per subscriber. To date, we have been able to manage its acquisition cost per subscriber; however, if it is unable to maintain or replace sources of subscribers with similarly effective sources, or if the cost of existing sources increases, subscriber levels may be affected adversely and the cost of marketing may increase.

Competition.

     The market for on-line rental of DVD's and video games is competitive and we expect competition to continue to increase. In addition, the companies with whom it has relationships could develop products or services, which compete with our products or services. Also, some competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, and greater brand recognition. We also expect to face additional competition as other established and emerging companies enter the market for on-line rentals. To be competitive, we believe that we must, among other things, invest resources in developing new products, improving current products and maintaining customer satisfaction. Such investment will increase our expenses and affect our profitability. In addition, if we fail to make this investment, we may not be able to compete successfully with our competitors, which could have a material adverse effect on our revenue and future profitability.

Any Significant Disruption in Service on the Website Could Result in Loss of Subscribers.

     Subscribers and potential subscribers access our service through our website, where the title selection process is integrated with the delivery processing systems and software. Our reputation and ability to attract, retain and serve subscribers is dependent upon the reliable performance of the website, network infrastructure and fulfilment processes. Interruptions in these systems could make the website unavailable and hinder the ability to fulfil selections. Service interruptions or the unavailability of the website could diminish the overall attractiveness of the subscription service to existing and potential subscribers.

     Our servers utilize a number of techniques to track, deter and thwart attacks from computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the service and operations as well as loss, misuse or theft of data. We currently use both hardware and software to secure our systems, network and, most importantly, its data from these attacks. This includes several layers of security in place for our protection and that of our members' data. We also have procedures in place to ensure that the latest security patches and software are running on the servers - thus maintaining another level of security.

     Any attempts by hackers to disrupt the website service or internal systems, if successful, could harm the business, be expensive to remedy and damage our reputation. We do not have an insurance policy that covers expenses related to direct attacks on the website or internal systems. Any significant disruption to the website or internal computer systems could result in a loss of subscribers and adversely affect the business and results of operations.

Potential Delivery Issues Could Result in the Loss of Subscribers.

     We rely exclusively on the United States Postal Service ("USPS") to deliver DVD's and games from its shipping centers and to return DVD's and games from subscribers. We are subject to risks associated with using the public mail system to meet shipping needs, including delays caused by bioterrorism, potential labor activism and inclement weather. Our DVD's and games are also subject to risks of breakage during delivery and handling by the USPS. The risk of breakage is also impacted by the materials and methods used to replicate DVD's and games. If the entities replicating DVD's and games use materials and methods more likely to break during delivery and handling or we fail to timely deliver DVD's and games to subscribers, subscribers could become dissatisfied and cancel the service, which could adversely affect operating results. In addition, increased breakage rates for DVD's and games will increase our cost of acquiring titles.

There May be a Change in Government Regulation of the Internet or Consumer Attitudes Towards Use of the Internet.

     The adoption or modification of laws or regulations relating to the Internet or other areas of the business could limit or otherwise adversely affect the manner in which we currently conducts our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

     The manner in which Internet and other legislation may be interpreted and enforced cannot be precisely determined and may subject either us or our customers to potential liability, which in turn could have an adverse effect on the business, results of operations and financial condition. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the Internet could decrease the demand for our subscription service and increase the cost of doing business.

     In addition, if consumer attitudes toward use of the Internet change, consumers may become unwilling to select their entertainment online or otherwise provide us with information necessary for them to become subscribers. Further, we may not be able to effectively market our services online to users of the Internet. If we are unable to interact with consumers because of changes in their attitude toward use of the Internet, subscriber acquisition and retention may be affected adversely.

Any Required Expenditures as a Result of Indemnification Will Result in an Increase in Our Expenses.

     Our bylaws include provisions to the effect that we may indemnify any director, officer, or employee. In addition, provisions of Nevada law provide for such indemnification, as well as for a limitation of liability of directors and officers for monetary damages arising from a breach of their fiduciary duties. Any limitation on the liability of any director or officer, or indemnification of any director, officer, or employee, could result in substantial expenditures being made by us in covering any liability of such persons or in indemnifying them.

Our Success Is Largely Dependent on the Abilities of Our Management and Employees.

     Our success is largely dependent on the personal efforts and abilities of our senior management. The loss of certain members of our senior management, including our chief executive officer, could have a material adverse effect on our business and prospects.

Risks Relating to the Financing Arrangements.

     There are a Large Number of Shares Underlying the Convertible Debenture and Warrants; Sale of These Shares may Depress the Market Price of Our Common Stock.

     On November 11, 2004, we entered into a Securities Purchase
Agreement with Golden Gate Investors, Inc. for the sale of (i)
$150,000 convertible debenture and (ii) a warrant to purchase
15,000,000 shares of common stock.

     The debenture bears interest at 4 3/4%, matures three years from the date of issuance, and is convertible into common stock, at Golden Gate's option. The debenture is convertible into the number of shares of common stock equal to the principal amount of the debenture multiplied by 110, less the product of the conversion price multiplied by 100 times the dollar amount of the debenture, and the entire foregoing result shall be divided by the conversion price. The conversion price for the debenture is the lesser of (i) $0.20, (ii) 82% of the average of the three lowest volume weighted average prices during the twenty trading days prior to the conversion, or (iii) 82% of the volume weighted average price on the trading day prior to the conversion. The warrant is exercisable into 15,000,000 shares of common stock at an exercise price of $1.09 per share.

     On January 17, 2006, we entered into an Addendum to Convertible Debenture and Warrant to Purchase Common Stock with Golden Gate in which the debenture was increased to $300,000 and an additional warrant to purchase 15,000,000 shares of common stock was issued (also exercisable at $1.09 per share).

     As of May 30, 2008, we had 885,395,250 shares of common stock issued and outstanding balance of the debenture as of that date of $146,524 that may be converted into an estimated 98,263,640,243 shares of common stock based on the closing price of $0.0002 (conversion price is 82% of that amount: $0.000164) as of that date, and outstanding warrants to purchase 14,652,400 shares of common stock.
In addition, the number of shares of common stock issuable upon conversion of the outstanding debenture may increase if the market price of the common stock declines. All of the shares, including all of the shares issuable upon conversion of the debenture and upon exercise of the warrants, may be sold without restriction. The sale of these shares may adversely affect the market price of the common stock.

     The continuously adjustable conversion price feature of the debenture could require us to issue a substantially greater number of shares, which will cause dilution to existing stockholders.

     Our obligation to issue shares upon conversion of the debenture to Golden Gate Investors, Inc. is essentially limitless. The following is an example of the amount of shares of common stock that are issuable, upon conversion of the balance of the debenture of $146,524 as of May 30, 2008 (excluding accrued interest), based on market prices 25%, 50% and 75% below the closing market price as of May 30, 2008 of $0.0002:





                                 Effective                 Number                   % of
0% Below          Price Per       Conversion               of Shares               Outstanding
 Market            Share           Price                  Issuable                 Stock (1)
25%              $0.0015         $0.000123                131,022,829,268          99.32%
50%              $0.0010         $0.000082                196,541,926,829          99.55%
75%              $0.0005         $0.000041                393,098,512,195          99.77%



(1) Based on outstanding shares of common stock of 885,395,250 as of May 30, 2008

As illustrated, the number of shares of common stock issuable upon conversion of the debenture will increase if the market price of the stock declines, which will cause dilution to existing stockholders.

The Continuously Adjustable Conversion Price Feature of the Debentures May Encourage Short Selling of the Common Stock.

     Golden Gate is contractually required to exercise its warrants and convert its debenture on a concurrent basis, subject to certain conditions. The issuance of shares in connection with the exercise of the warrants and conversion of the debenture results in the issuance of shares at an effective 18% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as Golden Gate converts and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. Golden Gate could sell common stock into the market in anticipation of covering the short sale by converting its securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exercise of debenture and warrants, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

The Issuance of Shares upon Conversion of the Debenture and Exercise of the Warrants May Cause Dilution to Existing Stockholders.

     The issuance of shares upon conversion of the debenture and exercise of the warrants may result in substantial dilution to the interests of other stockholders since Golden Gate may ultimately convert and sell the full amount issuable on conversion. Although Golden Gate may not convert the debenture and/or exercise the warrants if such conversion or exercise would cause it to own more than 9.9% of our outstanding common stock, this restriction does not prevent Golden Gate from converting and/or exercising some of its holdings and then converting the rest of its holdings. In this way, Golden Gate could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of the common stock.

If We are Unable to Issue Shares Upon Conversion of Debenture,
Penalties are Required to be Paid to Golden Gate.

     If we are unable to issue shares of common stock upon conversion of the debenture as a result of the inability to increase the authorized shares of common stock or as a result of any other reason, If we required to:

     - pay late payments to Golden Gate for late issuance of common stock upon conversion of the debenture, in the amount of $100 per business day after the delivery date for each $10,000 of debenture principal amount being converted.

     - in the event we are prohibited from issuing common stock, or fail to timely deliver common stock on a delivery date, or upon the occurrence of an event of default, then at the election of Golden Gate, we must pay to Golden Gate a sum of money determined by multiplying up to the outstanding principal amount of the debenture designated by Golden Gate by 130%, together with accrued but unpaid interest thereon.

     - if ten days after the date we are required to deliver common stock to Golden Gate pursuant to a conversion, Golden Gate purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by Golden Gate of the common stock which it anticipated receiving upon such conversion (a "Buy-In"), then we are required to pay in cash to Golden Gate the amount by which its total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds the aggregate principal and/or interest amount of the convertible debenture for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full.

     In the event that we are required to pay penalties to Golden
Gate or redeem the debenture held by Golden Gate, we may be required to curtail or cease its operations.

Repayment of Debentures, If Required, Would Deplete Available
Capital.

     Any event of default under the debenture with Golden Gate could require the early repayment of the debenture at a price equal to 125% of the amount due under the debenture. We anticipate that the full amount of the debenture, together with accrued interest, will be converted into shares of its common stock, in accordance with the terms of the debenture. If we are required to repay the debenture, we would be required to use its limited working capital and/or raise additional funds. If we were unable to repay the debenture when required, Golden Gate could commence legal action against us and foreclose on assets to recover the amounts due. Any such action may require us to curtail or cease operations.

Risks Relating to the Common Stock.

Our Common Stock Price May Be Volatile.

     The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price paid for the shares, depending on many factors, some of which are beyond our and may not be directly related to its operating performance. These factors include the following:

     - Price and volume fluctuations in the overall stock market from time to time;

     - Significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

     - Changes in regulatory policies with respect to business development companies;

     - Actual or anticipated changes in earnings or fluctuations in operating results;

     - General economic conditions and trends;

     - Loss of a major funding source; or

     - Departures of key personnel.

     Due to the continued potential volatility of the stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from the business.

Absence of Cash Dividends May Affect Investment Value of Our Common Stock.

     The board of directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of our business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and our general operating and financial conditions, as well as legal limitations on the payment of dividends out of paid-in capital.

No Assurance of a Public Trading Market and Risk of Low Priced
Securities May Affect Market Value of Our Common Stock.

     The Securities and Exchange Commission ("SEC") has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because our securities may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the Over the Counter Bulletin Board or the Pink Sheets), the rules would apply to us and to our securities.

     The SEC has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives;
(b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination
(i) state in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) state in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the penny stock and information on the limited market.

     There has been only a limited public market for our common stock. This common stock is currently traded on the Over the Counter Bulletin Board ("OTCBB"). As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the market value of the common stock. The regulations governing penny stocks, as set forth above, sometimes limit the ability of broker-dealers to sell our common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

     Our potential stockholders should also be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Failure To Remain Current In Reporting Requirements Could Result In Delisting From The Over The Counter Bulletin Board.

     Companies trading on the OTCBB, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTCBB. If we fail to remain current in our reporting requirements, we could be delisted from the OTCBB.

     In addition, the National Association of Securities Dealers,
Inc., which operates the OTCBB, has been approved by the SEC to implement a change to its Eligibility Rule. The change makes those OTCBB issuers that are cited for filing delinquency in their Forms 10-KSB/Form 10-QSB three times in a 24-month period and those OTCBB issuers removed for failure to file such reports two times in a 24-month period ineligible for quotation on the OTCBB for a period of one year. Under this rule, a company filing within the extension time set forth in a Notice of Late Filing (Form 12b-25) would not be considered late. This rule does not apply to a company's Current Reports on Form 8-K.

     As a result of these rules, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our common stock and the ability of stockholders to sell their securities in the secondary market.

Failure to Maintain Market Makers May Affect Value of Company's Stock.

     If we are unable to maintain Financial Industry Regulatory Authority member broker/dealers as market makers, the liquidity of our common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance we will be able to maintain such market makers.

Shares Eligible For Future Sale.

     All of the shares currently held by management have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed our affiliates (as that term is defined under that rule) would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the then outstanding shares of common stock, provided that certain current public information is then available. If a substantial number of the shares owned by these stockholders were sold pursuant to Rule 144 or a registered offering, the market price of the common stock at that time could be adversely affected.

                               USE OF PROCEEDS

     This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants, up to $16,350,000. We received an aggregate of $300,000 in connection with the issuance of the convertible debenture to the selling stockholder. We have used the $300,000 for the general working capital purposes and the payment of professional fees. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

                               SELLING STOCKHOLDER

     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholder. Assuming all the shares registered below are sold by the selling stockholder, the selling stockholder will not own any shares of our common stock.

     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered:




Name        Total Shares    Total       Shares of     Beneficial    Percentage     Beneficial   Percentage
            of Common     Percentage     Common       Ownership         of         Ownership        of
              Stock        of Common     Stock        Before the     Common        After the      Common
             Issuable       Stock      Included in    Offering (2)   Stock         Offering(3)    Stock
               Upon        Assuming    Prospectus(1)                 Owner                        Owned
            Conversion    Conversion                                 Before the                  After the
              of            Up To                                    Offering(2)                Offering(3)
            Debenture      Amount
                and       Remaining
             Warrants        In
                          Registration
                           Statement
Golden
Gate
Investors
Inc. (4)    1,471,277,514 (5)   62.43%     Up to          97,285,371     9.99%          --         --
                                       5,836,435,851


The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible debentures is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes a good faith estimate of the shares issuable upon conversion of the convertible debentures and exercise of warrants, based on the current market prices as of the effective date of this registration statement (April 5, 2006). Because the number of shares of common stock issuable upon conversion of the convertible debentures is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. Under the terms of the convertible debentures, if the convertible debentures had actually been converted on May 30, 2008, the conversion price would have been $0.000164, and this would require a total of 98,263,640,243 shares to be issued). The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the convertible debentures and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. However the selling stockholder has contractually agreed to restrict its ability to convert their convertible debentures or exercise their warrants and receive shares of common stock such that the number of shares of common stock held by it in the aggregate and its affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through their ownership of the convertible debentures and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2) These columns represent the aggregate maximum number and percentage of shares that the selling stockholder can own at one time (and therefore, offer for resale at any one time) due to the 9.99% limitation.

(3) Assumes that all securities registered will be sold.

(4) The selling stockholder is an unaffiliated third party. In accordance with rule 13d-3 under the Securities Exchange Act of 1934, Norman Lizt may be deemed a control person of the shares owned by the selling stockholder.

(5) This amount represents what is remaining to be issued under this registration statement (even though this would not represent a full conversion of the remaining amount of the debenture and the warrants, the remaining amount of each would require 98,263,640,243 shares to be issued).

Terms of Convertible Debenture.

     To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with Golden Gate on November 11, 2004 for the sale of (i) $150,000 in convertible debenture and (ii) a warrant to purchase 15,000,000 shares of our common stock. In January 2006, we entered into an amendment of the Securities Purchase Agreement with Golden Gate in which the debenture was increased to $300,000 and we issued an additional 15,000,000 warrants to purchase shares of common stock. This prospectus relates to the resale of the common stock underlying these convertible debentures and warrants.
The investors provided us with an aggregate of $300,000 as follows:

     - $100,000 was disbursed to us in November 2004;

     - $50,000 has been retained for services provided to our company by various professionals, which was disbursed upon effectiveness of the prior registration statement; and

     - $150,000 was disbursed in January 2006.

     The debenture bears interest at 4 3/4%, mature three years from the date of issuance, and are convertible into our common stock, at the selling stockholder's option. The convertible debenture is convertible into the number of our shares of common stock equal to the dollar amount of the debenture being converted multiplied by 110, less the product of the conversion formula multiplied by 100 times the dollar amount of the debenture being converted, which is divided by the conversion formula. The conversion formula for the convertible debenture is the lesser of (i) $0.20, (ii) 82% of the average of the thee lowest volume weighted average prices during the 20 trading days prior to the conversion or (iii) 82% of the volume weighted average price on the trading day prior to the conversion. Accordingly, there is in fact no limit on the number of shares into which the debenture may be converted. However, in the event that our market price is less than $0.005, we will have the option to prepay the debenture at 150% rather than have the debenture converted. If we elect to prepay the debenture, Golden Gate may withdraw its conversion notice. In addition, the selling stockholder is obligated to exercise the warrant concurrently with the submission of a conversion notice by he selling stockholder.

     The original warrant was exercisable into 20,339,100 shares of common stock at an exercise price of $1.09 per share. As a result, if Golden Gate elects to convert a portion of the convertible debenture, it must also exercise a pro-rata portion of the warrant at the same time regardless of the fact that the warrant is exercisable at $1.09 per share and our closing market price as of May 30, 2008 was $0.0002.

     As of May 30, 2008, $146,524 of the convertible debenture was still outstanding and 14,652,400 shares of common stock were still issuable upon exercise of the warrants.

     For example, if Golden Gate elects to convert $2,500 of the convertible debenture, this would result in the issuance of 1,676,579,268 shares of common stock based on a current conversion price of $0.000164 (82% of the closing price of $0.0002 as of May 30, 2008). However, Golden Gate will not be entitled to convert the convertible debenture unless it also exercises a pro rata portion of the warrant. In this situation, Golden Gate will be required to exercise approximately 248,137 warrants at an exercise price of $1.09 resulting in $270,469 in funding for our company.

     The selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 9.9% of the then issued and outstanding shares of common stock.

Sample Conversion Calculation.

     The number of shares into which the debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by 110, minus the product of the conversion price multiplied by 100 times the dollar amount of the debenture being converted, and the entire foregoing result shall be divided by the conversion price.

     The conversion price for the debenture is the lesser of (i) $0.20, (ii) 82% of the average of the three lowest volume weighted average prices during the twenty trading days prior to the conversion, or (iii) 82% of the volume weighted average price on the trading day prior to the conversion. For example, assuming conversion of the remaining balance of $146,524 of the debenture on May 30, 2008, a conversion price of $0.000164 (82% of the closing price of $0.0002 on that date), the number of shares issuable upon conversion would be:

($146,524 x 110) - ($0.000164 x (100 x $146,524))  = 16,115,237 /$0.000164 =
98,263,640,243

     The continuously adjustable conversion price feature of the debenture could require us to issue a substantially greater number of shares, which will cause dilution to existing stockholders.

     Our obligation to issue shares upon conversion of the debenture to Golden Gate Investors, Inc. is essentially limitless. The following is an example of the amount of shares of common stock that are issuable, upon conversion of the balance of the debenture of $146,524 as of May 30, 2008 (excluding accrued interest), based on market prices 25%, 50% and 75% below the closing market price as of May 30, 2008 of $0.0002:



                                 Effective                 Number                   % of
% Below          Price Per       Conversion               of Shares               Outstanding
 Market            Share           Price                  Issuable                 Stock (1)
25%              $0.00015         $0.000124                131,022,829,268          99.32%
50%              $0.00010         $0.000082                196,541,926,829          99.55%
75%              $0.00005         $0.000041                393,098,512,195          99.77%


(1) Based on outstanding shares of common stock of 885,395,250 as of May 30, 2008

     As illustrated, the number of shares of common stock issuable upon conversion of the debenture will increase if the market price of the stock declines, which will cause dilution to existing stockholders.

                                 PLAN OF DISTRIBUTION

     The selling stockholder and any of its pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

     ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

     block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     an exchange distribution in accordance with the rules of the applicable exchange;

     privately-negotiated transactions;

     broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

     through the writing of options on the shares;

     a combination of any such methods of sale; and

     any other method permitted pursuant to applicable law.

     The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholder or its pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholder. The selling stockholder and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholder, but excluding brokerage commissions or underwriter discounts.

     The selling stockholder, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

     The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other such person. In the event that the selling stockholder is deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholder will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder is contractually restricted from engaging in short sells. In addition, if a such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

     We have agreed to indemnify the selling stockholder, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholder or its pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

     If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

                               LEGAL PROCEEDINGS

     From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of the business. There are no material legal proceedings to report, except as follows:

     On February 8, 2008, an action was filed in the United States District Court, Western District of Pennsylvania, entitled Mobile Satellite Communications v. GameZnFlix, Inc. et al. In this action, the plaintiff claims that it was damaged as a result of the termination of the agreement covering leased television channels by GNF Entertainment, LLC. We have filed an answer and this matter is now in the discovery stage.

     Management believes we have meritorious claims and defenses to the plaintiff's claims and ultimately will prevail on the merits. However, this matter remains in the early stages of litigation and there can be no assurance as to the outcome of the lawsuit.
Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Were unfavorable rulings to occur, there exists the possibility of a material adverse impact of money damages on our financial condition, results of operations, or liquidity of the period in which the ruling occurs, or future periods.

     On February 15, 2008, an action was filed in the United States District Court, District of Kentucky (Bowling Green Division), entitled Peppe v. GameZnFlix Inc. et al. In this action, a past employee of our claims damages in connection with an employment agreement with us. On March 11, 2008, we filed an answer and counter claim in this action for breach of the employment agreement. The parties have reached a settlement whereby we have agreed with Mr. Peppe for a cash settlement of $2,300.00 and is pending final filing.

               DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                        AND CONTROL PERSONS

     The names, ages, and respective positions of our directors and executive officers are set forth below. The directors named below will serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified. Directors are elected for a term until the next annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated.

     There are no family relationships between any two or more of the directors or executive officers. There are no arrangements or understandings between any two or more of the directors or executive officers. There is no arrangement or understanding between any of the directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs. There are no other promoters or control persons of us. There are no legal proceedings involving our executive officers or directors.

John J. Fleming, Chief Executive Officer/Secretary/Director.

     Mr. Fleming, age 59, was the managing partner of AFI Capital, LLC, a venture capital company, located in San Diego, California for the 5 years (before joining GameZnFlix in September 2002). Before AFI Capital, Mr. Fleming managed Fleming & Associates, a business-consulting firm that provided services to companies looking to create business plans and/or review current plans in order to move forward with fund raising from both private and public sectors. He has been chief executive officer of the company and a director since September 12, 2002.

Mark Crist, Director.

     Mr. Crist, 49, has a widely varied background in business development, and has been a director of the company since September 12, 2002. In 1979, he founded Manufacturer's Revenue Service, a commercial collection agency located in Tustin, California. In 1984 he negotiated the sale of that business to a division of Dunn & Bradstreet and thereafter left to become a partner in the marketing services firm of Jay Abraham & Associates. In 1985, he founded the Computer Trivia Fan User Group (CTFUG) as a public benefit, non-profit organization to promote the playing of online trivia contests.

     Mr. Crist held the position of chief executive officer and president of GamesGalore.com from 1996 to 2001, a company that among other things supplies trivia contest content to users of America Online. Since May of 2001, he has served as president and director of Diamond Hitts Production, Inc. (Pink Sheets: DHTT). Mr. Crist is an alumnus of California State University at Northridge.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                         AND MANAGEMENT

Beneficial Ownership Table.

     The following table sets forth information regarding the beneficial ownership of shares of our common stock as of May 30, 2008 (885,395,250 issued and outstanding) by (i) all stockholders known to us to be beneficial owners of more than 5% of the outstanding common stock; (ii) each director and executive officer; and (iii) all officers and directors of us as a group. Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by him

Title of Class   Name and Address               Amount and Nature   Percent of
                 of Beneficial Owner              of Beneficial        Class
                                                     Owner(1)

Common Stock     John Fleming                      7,078,743 (2)      0.80%
                 1535 Blackjack Road
                 Franklin, Kentucky 42134

Common Stock     Mark Crist                                  0        0.00%
                 1535 Blackjack Road
                 Franklin, Kentucky 42134

Common Stock     Shares of all directors and       7,078,743         0.80%%
                 executive officers as a group
                 two persons)

(1) Except as noted below, none of these security holders has the right to acquire any amount of the shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations. Applicable percentage ownership of common stock is based on 885,395,250 shares issued and outstanding on May 30, 2008 divided into the total common stock for each beneficial owner. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or convertible or exchangeable into such shares of common stock held by that person that are currently exercisable, or exercisable within 60 days, are included.

(2) Included within this amount is an option covering 5,000 shares of common stock, exercisable from the date of grant (December 31, 2004) at $0.007 per share (expiring on December 31, 2014) (changed from an option for 5,000,000 shares as a result of the 1 for 1,000 reverse split of our common stock on September 6, 2007).

                        DESCRIPTION OF SECURITIES

General Description.

     The securities being offered are shares of common stock. Our authorized capital consists of 25,000,000,000 shares of common stock, $0.001 par value per share. The holders of common stock shall:

     have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by our board of directors are entitled to share ratably in all of the assets of GameZnFlix available for distribution upon winding up of our affairs.

     are entitled to one cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

The shares of common stock do not have any of the following rights:

     special voting rights

     preference as to dividends or interest

     preemptive rights to purchase in new issues of Shares

     preference upon liquidation, or

     any other special rights or preferences.

     In addition, the shares of common stock are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. We do not have any preferred stock authorized under our current articles of incorporation.

Dividends.

     We do not currently intend to pay cash dividends. Because the company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of our success.
A distribution of revenues will be made only when, in the judgment of our board of directors, it is in the best interest of the company's stockholders to do so. The board of directors will review, among other things, the financial status of the company and any future cash needs of us in making our decision.

Transfer Agent.

     We have engaged the services of Interwest Transfer Co., Inc., 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah
84117, to act as transfer agent and registrar.

                   INTEREST OF NAMED EXPERTS AND COUNSEL

     Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in us, or was a promoter, underwriter, voting trustee, director, officer, or employee of us.

     Brian F. Faulkner, A Professional Law Corporation, our counsel as giving an opinion on the validity of the securities being registered, has previously received shares of our common stock pursuant to our Non-Employee Directors and Consultants Retainer Stock Plan, as amended, under Form S-8's in exchange for legal services previously rendered, and to be rendered in the future, to us under attorney-client contracts. These legal services consist of advice and preparation work in connection with our reports filed under the Securities Exchange Act of 1934, and other general corporate and securities work for us.

    DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
                              ACT LIABILITIES

     The following is a summary of the relevant provisions in the articles of incorporation, bylaws, and Nevada law with regard to limitation of liability and indemnification of our officers, directors and employees. The full provisions are contained in such documents.

Limitation of Liability.

Articles of Incorporation and Bylaws.

     There are no provisions in our articles of incorporation or bylaws with regard to liability of a director

Nevada Revised Statutes.

     Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Indemnification.

Articles of Incorporation and Bylaws.

     There are no provisions in the articles of incorporation with regard to indemnification. Our bylaws provide that the company shall indemnify to the fullest extent permitted by law each person that such law grants the company the power to indemnify.

Nevada Revised Statutes.

     Nevada laws also provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

     has exercised his powers in good faith and with a view to the interests of the corporation; or

     acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     Any discretionary indemnification, unless ordered by a court or advanced, may be made by the company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     by the stockholders;

     by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Undertaking.

We undertake the following:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer under the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GameZnFlix of expenses incurred or paid by a director, officer or controlling person of GameZnFlix in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GameZnFlix will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            DESCRIPTION OF BUSINESS

Business Development.

     We were formed in Delaware in June 1997 under the name SyCo Comics and Distribution Inc. and are the successor to a limited partnership named SyCo Comics and Distribution formed under the laws of the Commonwealth of Virginia on January 15, 1997, by Sy Robert Picon and William Spears, our co-founders and then principal stockholders. On February 17, 1999, SyCo Comics and Distribution Inc. changed its name to Syconet.com, Inc. With the filing of Articles of Merger with the Nevada Secretary of State on April 12, 2002, we redomiciled from Delaware to Nevada, and our number of authorized common shares was increased to 500,000,000. On November 21, 2002, we amended our articles of incorporation changing our name to Point Group Holdings, Incorporated. On March 5, 2003, we again amended our articles of incorporation so that (a) an increase in the authorized capital stock can be approved by the board of directors without shareholder consent; and (b) a decrease in the issued and outstanding common stock (a reverse split) can be approved by the board of directors without shareholder consent. On July 11, 2003, we amended our articles of incorporation to increase the number of authorized common shares to 900,000,000. On January 26, 2004, our name was changed to "GameZnFlix, Inc" by the filing of amended articles of incorporation. On December 16, 2004, we amended our articles of incorporation to increase the authorized common stock to 2,000,000,000 shares. On July 19, 2005, the articles of incorporation were further amended to increase the number of authorized common shares to 4,000,000,000, and on March 21, 2006 increased to 25,000,000,000.

     During the period of July 2002 to September 2002, we acquired AmCorp Group, Inc., a Nevada Corporation, and Naturally Safe Technologies, Inc. also a Nevada corporation. Currently, Naturally Safe is current with its incorporation with the State of Nevada, but does not have any business operations. In February 2005, AmCorp amended its articles of incorporation, changing its name to GameZnFlix Racing and Merchandising, Inc. AmCorp provided services to companies that desired to be listed on the Bulletin Board and Naturally Safe held patents on a product that assisted Christmas trees in retaining water. During the fiscal year ended December 31, 2002, AmCorp generated 26% of revenues and Naturally Safe generated approximately 74% of revenues. During the fiscal year ended December 31, 2003, AmCorp generated 2% of revenues and Naturally Safe generated approximately 88% of revenues. In May 2003, we ceased operation of Prima International, LLC, a wholly owned subsidiary of Naturally Safe. In September 2003, we acquired Veegeez.com, LLC, a California limited liability company.

Our Business.

     Veegeez.com provided its subscribers with access to its video games library. In March 2004, we launched our website, http://www.gameznflix.com. However, we did not fully commence operations in the online DVD and video game rental until September 2004. In May 2004, the Veegeez web site ceased operations and all traffic has been directed to the www.gameznflix.com web site.

     We currently provide subscribers with access to a comprehensive library of Microsoft Xbox, Xbox 360, Sony Playstation3, Playstation Portable, Playstation 2, Playstation, Nintendo Wii, Nintendo Gamecube, and DVD's (hereinafter "titles"). We believe our service is an alternative to store based gaming rentals and that we offer a high level of customer service, quality titles and product availability. The subscription plans allow subscribers to have three to eight titles out at the same time with no due dates, shipping charges or late fees for $8.99 per month to $16.99 per month (for a three-title package), and a $249.00 annual membership (applicable tax is collected for California residents). Subscribers can enjoy as many titles as they wish during their subscription time. Titles are selected on the website www.gameznflix.com via the queue system. The titles are shipped by first-class mail and can be returned at their convenience using the enclosed prepaid mailer. When a game and DVD has been returned, the subscriber's next available selection is mailed to them.

     Management believes that we are in a good position to take advantage of the following market conditions:

     - start-up opportunities in the on-line video game rental business;

     - the need for use of efficient distribution and financial methods;

     - under-served market that has growth opportunity; and

     - existing video game rental companies' uneven track record in providing customer service.

     Our internally developed software enables us to customize our website to meet customer needs and provide vital business information. Our online interface with customers eliminates the need for costly retail outlets and allows it to serve a national customer base with low overhead costs.

     We currently provide rental services to our subscribers. In addition, we also sell new titles to subscribers as well as non-members visiting the website. Plans are in place to expand and provide sales of used DVD titles at a discounted price and new video gaming accessories. The development of this portion of the website is nearly completed. Management believes that adding these additional services will complement the rental service by increasing cash flow and capitalizing on impulse sales to current subscribers.

     We seek to provide its customers with a large selection of video game rental and DVD movie choices on a monthly subscription basis. Customers can sign-up via the website to rent titles of their choice.
The titles are then shipped to the customer via first class mail once they have made their selection(s). Active subscribers can retain the titles for an indefinite amount of time as long as they are active paying subscribers. Customers can exchange their selections at anytime by returning their title(s) in the pre-addressed package provided.

     From November 2004, when we commenced tracking our customer base, through December 2005, we have consistently maintained a monthly customer base of approximately 3,000. During 2006, the average number of active subscribers per month approximated 13,000. As of December 31, 2007, we had approximately 18,700 subscribers; this growth can be attributed to our increased public awareness. For the year ended December 31, 2007, the amount of revenues that have been generated from these subscriptions has totaled approximately $3,600,000.

     Part of this public awareness resulted from a service agreement entered into with Circuit City Stores, Inc. in October 2005 that provided for a pilot program in 27 retail stores and on the Circuit City website to promote our services. On March 24, 2006, we entered into a definitive co-marketing agreement with Circuit City that called for a scheduled rollout of services to all the Circuit City stores that began in May 2006 and was completed in December 2006. Although the overall number of subscribers obtained from the initial pilot program was not considered significant in relation to the overall number of new subscribers through the end of 2006, we believe that our relationship with Circuit City brought us more prominence and recognition. In March 2007, the relationship with Circuit City was ended by Circuit City as it reorganized its management teams.

     In August 2006, we entered into an agreement with the U.S. Army & Air Force Exchange ("AAFES") to provide video game and movie rentals to all current and retired members of the Army and Air Force personnel through the AAFES website. This agreement with AAFES gives us access to more than 11 million military personnel, retirees and their families. In late 2007, the relationship with AAFES expanded by adding pre-paid membership cards in the military base locations under AAFES.

     We intend to continue to seek similar arrangements with nationally known companies or agencies to further brand our name.

Product and Service Description.

     We offer DVD movie and video game rental services and the ability to purchase new DVD movie and video game titles to our subscribers.
In addition, we also sell new DVD movie and video game titles to non-members. Members can choose from rental packages of three to eight titles outstanding at one time on a monthly subscription basis with unlimited replacement of products as long as they are an active subscriber.

     We currently own approximately 30,000 titles and approximately 281,000 copies. In March 2004, we signed a supply agreement with an entertainment distributor. The supply agreement was designed to enable us to access the most current DVD and video game titles for purposes of meeting rental requests as well as all purchases. We own all titles that are rented to our subscribers. Titles are purchased based on membership requests for a title and inventory is being built in this way. In the event that a title is purchased through the website, if we do not already own the title, then that title is purchased to fulfill the request. We purchase inventory from Video Products Distribution, Alliance and Ingram Entertainment, Inc., for cash.

     Our proprietary queue system and dynamic web server-based database system automatically select the next title a customer receives based on factors such as the subscriber's next title preferences, title availability, length of time a subscriber has been with us, and the subscriber's subscription plan level.

     All DVD's and games sold are offered to current subscribers at a discount from the manufacturer's suggested retail price. In the future, used titles will be sold and will be priced based on the length of time the title has been in service, the current market rate (as determined by on-line sites like Amazon.com, and EBGames.com), and customer demand to maximize profit. For example, most new games are sold for $49.99 at retail stores and for $49.99 plus shipping from on-line stores. We offer games for $46.99 plus shipping charges paid by the customer. We currently charge a flat rate of $3.00 per order for shipping. Most online competitors utilize multiple shipping rates, which incorporates a per piece charge as part of their shipping calculations.

     Like some of our competitors, we offer a toll free customer service phone number 12 hours per day, five days per week (Monday - Friday). We also take customer inquiries and requests via e-mail and maintain a policy to answer each e-mail within 24 - 48 hours of receipt.

Competition.

(a)  Game Rentals.

     Our competition for game rentals comes in two main forms:

     - Chain rental stores - Our indirect competitors include traditional retail stores that offer video game rentals such as Blockbuster, Hollywood Video, and other national and local video rental stores. These companies are formidable, established competitors for video game rentals. The primary business of these companies is the renting of movies and not video games. Additionally, late returns are assessed stringent daily late fees by some of these chain rental stores for relatively short rental periods.

    - Online competitors - Currently there are approximately 12 direct competitors that provide online video game rentals. Some competitors include AngelGamer.com, DVDAvenue.com, Gamez2go.com, Govojo.com, Midwest-games.com, RedOctane.com, Rent-a-realm.com, Gamefly.com, and Videogamealley.com. Each of these competitors offers rental packages on a monthly subscription basis with offerings of one to eight games available at varying prices.

     We compete on product availability, customer service and product availability information.

DVD Rentals.

     Our competition for DVD rentals comes in the following forms:

     - Chain rental stores - there are a number of retail stores located across the country that rent DVD's. These retail stores have a national image, high volume, multiple locations and general familiarity.

     - Other local video rental stores - the number and size of these competitors varies, but is not substantial. They are competing against the chains in an attempt to offer lower prices and a more customer friendly staff.

     - Online competitors - the number of online competitors is growing. Management is aware of 12 other online services, such as NetFlix.com (the dominant force in this sector). Competitors vary in their service offerings.

     In summary, management believes that in order to be successful we must provide our subscribers with the best possible renting experience and a willingness to develop a long-standing relationship.
We must offer a high level of customer service, reliable product availability, and a responsive and efficient website to deliver the service.

Sale of DVD's and Games.

      In November 2004, we commenced selling new DVD and video games. The offering of these products for sale has been integrated with the existing website and has accounted for approximately 42% of revenue on a monthly basis. Management believes these new offerings will complement the current rental service as many subscribers have indicated that they rent games to decide which games they would like to buy in the future.

     Chain rental stores and other local rental stores also sell
DVD's. In addition, DVD's are sold by large retailers, including Wal Mart, Target, and Best Buy.

Fulfillment.

     In February 2005, we ceased using the services of National Fulfillment, Incorporated to meet fulfillment needs and internalized the fulfillment. During the fourth quarter of 2007, we re-designed our distribution network so that now makes use of seven United States Postal Service ("USPS") centers located in California (2), Florida, Maryland, Massachusetts, Texas, and Washington. These USPS postal drop centers, which have been developed with the cooperation of the USPS, are strategically located to service the subscriber base in each of their respective regions. There are two warehousing centers located in Colorado and Kentucky that house the inventory of video games and DVD titles for shipment

     Delivery of the titles is provided by first class mail. During 2005, we were able to negotiate a new mailer envelope with the USPS that reduced overall postage cost and decreased the delivery turnaround time from 7 to 2 days. The average cost, after the new mailer, of delivery for the shipment is $1.38. The delivery of each subsequent game costs $0.69 for shipment to the customer and $0.69 for each return.

     Each workday, our distribution centers process the titles to be shipped for that day. Each distribution center delivers the outgoing titles to the USPS by a cutoff time established by the local USPS office in order to make the mail on that day. After dropping off the outgoing titles, the personnel receive the return titles and then process the returned titles back into inventory through the use of scanners. Each return title is verified to be the correct title, matches the member who returns it and that the title is in good working condition.

Technology.

     All orders are taken by credit card via website at GameZnFlix.com and processed through Authorize.Net and our Humboldt Bank merchant account. Data resulting from customer sales transactions is transferred to the proprietary database system. This database system provides the necessary information for accounting, sales, customer service, inventory management, and marketing information needs and is accessible directly through any Internet connection.

Marketing.

     Our target market for games is the hard core gamer that purchases and rents games on a regular basis. We also target the DVD movie rental market similar to NetFlix.com and Blockbuster.com. We are targeting subscribers of other services through our affiliate program, which is a commission based referral program that is administered through an affiliate tracking software. These affiliates consist of websites that drive consumers to our website for a fee. The participants in this program are not affiliated with us outside of their participation in the affiliate program. Participants in the affiliate program can receive up to $70.00 for each new subscriber directed to us that affiliate that elects to use the service. The commission schedule is tied to the type of account the subscriber whom the affiliate sends to us (a $70 commission would be for an annual membership signup). In addition, there are other programs where we pay a range from $10.00 to $25.00 per member based on the volume the affiliate provides us.

     We also have a special program offered to the U.S. military, including active duty, veterans, reservists, National Guardsmen, DOD employees and their dependents. These individuals receive roughly a 10% discount on the standard rates. They are also offered shipping to any military base throughout the world.

     Since the target market for game rentals is already renting games from traditional rental stores, the most important market needs are a higher level of support and service, a greater value for the money they spend, and greater product availability. One of the key points of our strategy is the focus on hard-core gamers that know and understand these needs and are looking to pay less, and spend less time to have them filled.

     We believe the most obvious and important trend in the market is an increase in the number of people playing video games. Management also believes that video game players are becoming more and more unsatisfied with the current video game rental stores due to late fees, short rental times and a general lack of customer service support are all strong reasons why video game players are looking for an alternative.

     We believe a third trend is ever-greater connectivity, with more people on the Internet and purchasing more items over the Internet. Items such as computer hardware, apparel, consumer electronics, office supplies, toys, movies, and video games are all experiencing an increasing number of online sales.

     An estimated 15% of the current subscriber base is college students. Advertisement in school newspapers, on college websites, and other advertising media will be placed at college campuses in targeted cities. We also intend to participate in direct marketing opportunities in conjunction with back-to-school events on these campuses. Our first opportunity in this regard will be with the universities in the vicinity of Nashville, Tennessee.

     In February 2004, we retained the services of AdSouth Partners, Inc., a national ad agency, to assist in the launch and marketing of the website http://www.gameznflix.com. Through AdSouth Partners, we commenced a direct television response advertising campaign that covered 13 different national television channels with five different commercials, starring Dennis Coleman (a television and movie actor) and Ben Curtis (the former star of Dell television commercials). The prepaid television ad campaign covered the period from April 2004 to February 2005 on a monthly basis. The last advertisement in this campaign was a commercial that aired during the 4th quarter of the 2005 Super Bowl on three local television stations. In 2005, we did not have any major television advertising campaigns planned and ended our relationship with AdSouth Partners. Due to software issues, we are unable to determine the effect that this advertising had on subscriptions and revenue.

     In 2005, we continued to market online through the affiliate program and expanded it to assist in membership growth. Our other advertising and marketing programs will move away from national advertising and focus on areas in the proximity of distribution centers. We intend to utilize media such as print, radio, outdoor and others where appropriate. This marketing program was launched in Nashville, Tennessee and expanded to other markets throughout 2005.

     We will also be utilizing "grass-roots" tactics that may include local market sponsorships, direct marketing opportunities via kiosks, corporate gift programs, employee benefits program, member referral programs and other areas that will help us penetrate target markets.

     In February 2005, we commenced marketing activities through our wholly owned subsidiary GameZnFlix Racing and Merchandising, Inc. In connection with these activities, we sponsored a local drag racing car that covered the local Kentucky and Tennessee areas. In accordance with the drag racing team, we paid entry fees and pre-approved travel expenses to attend races in consideration for the placement of our name on the racecar, trailer and tow vehicle. We also received half of all winnings and reimbursement of expenses.

     In September 2006, we launched a cross-country tour visiting 12 cities in a motor coach "wrapped" in GameZnFlix advertisements (mobile advertising). We believe this cross-country tour provided a successful grass roots marketing campaign of GameZnFlix around the country. We anticipate running a similar marketing campaign in 2007 and will strive to secure affiliate relationships for cross advertisements of each other's products/services.

Research and Development.

     During the fiscal year ended December 31, 2007, we engaged in research and development activities, including the development of online games, broadband delivery of rental inventory and satellite television. The portion of our operating costs that is allocable to research and development is immaterial and the results of these activities are GNF Entertainment and GNFDigital.com.

     During 2006, we launched GNF Entertainment Network, a 24/7 proprietary first run and off-network programming broadcasted on IA-5 Transponder 5 and Transponder 27 Intel Sat System and can be viewed online at www.gnfent.com. GNF provided two channels for network programming: the movie channel and game and music channel. GNF Entertainment Network was closed after being unable to reach its financial projections.

     Our GNFDigital.com was an online retail site offering movies and premium video programs for digital download. GNFDigital enabled consumers to preview, purchase and download movies on-demand. Using Microsoft's Windows Media digital rights management system, we controlled whether individual titles are offered for electronic sell-through, digital rental (48 hours), or limited use (e.g., 10 plays). We closed down GNFDigital.com due to personnel resigning and not being able to support the website.

Strategy and Implementation Summary.

     In order to successfully implement our business plan, we must:

     - emphasize service and support;

     - differentiate its service from the competition;

     - establish its service offering as a clear and viable alternative to time period rentals;

     - build a relationship-oriented business;

     - become subscribers' video game rental site of choice; and

     - ensure that all orders are delivered timely and accurately.

Employees.

     We currently have 14 employees. The employees operate in the following areas:

     - purchasing (2 employees)

     - customer service (4 employees)

     - general business operations and management (2 employees)

     - website operations (2 employees)

     - warehouse operations (4 employees)

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                         RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations is based upon, and should be read in conjunction with, our financial statements and related notes included elsewhere in this Form SB-2, which have been prepared in accordance with accounting principles generally accepted in the United States.

Overview.

     We are, through our websites www.gameznflix.com and www.gnfgames.com, an online video game and DVD movie rental business dedicated to providing subscribers a quality rental experience. We offer subscribers a reliable, web-based alternative to traditional store-based DVD and video game rentals on a national scale with an extensive library of video game and DVD titles. We offer subscribers several different subscription plans ranging from $8.99 per month to $16.99 per month. Our more popular $16.99 per month subscription plan allows subscribers to have up to three DVD and video game titles out at the same time with no due dates, late fees, or shipping charges. Subscribers select titles at our websites that are then sent via U.S mail with a prepaid return mailer. We offer a high level of customer service, quality DVD and video game titles, and superior product availability.

     In March 2004, we launched our website, www.gameznflix.com, and became fully operational in September 2004. In conjunction with the website, we run ad campaigns designed to create awareness among our target consumers and generate traffic to the website.

     In May 2007, we joined Mid-Night Gaming, a McDonald's restaurant cross-country tour visiting 10 cities in a motor coach "wrapped" in GameZnFlix advertisements (mobile advertising). At each chosen McDonald's location the group of sponsors (Nintendo, Coke Cola, 1UP, Best Buy, 2K Sports, IPlay and Spike) of the Mid-Night Gaming completion setup and allowed the public experience video gaming.

     We anticipate running a similar marketing campaign in 2008 and will strive to secure affiliate partnerships for cross advertisements of each other's products/services.

     During the first quarter of 2007, we retained Moroch, an advertising and marketing firm, to perform data collection, focus groups and market analysis of the current console video game and DVD rental market as well as our position within that market. The results of this study confirmed management's position that we have evolved into a gamer-driven source for console video games and DVD rentals. The report included a number of strategies to better position us within our target market, as well as ways to better serve and communicate with existing members.

     We have taken the strategies and applied them to business model. This included a complete redesign of the website, development of new United States Postal Service ("USPS") mailer and marketing plan.

     For us to see an increase growth will require us to make more significant capital investment in library content. Management continues to seek investment opportunities with the financial communities to meet this need. Our current infrastructure will allow us to service approximately 150,000 monthly subscribers before such significant investment would be required. We closely monitor our monthly growth rate to properly anticipate the timing of additional investment in library content, distribution infrastructure, and technology.

     During the fourth quarter of 2007, we re-designed our distribution network so that now makes use of seven USPS centers located in California (2), Florida, Maryland, Massachusetts, Texas, and Washington. These USPS postal drop centers, which have been developed with the cooperation of the USPS, are strategically located to service the subscriber base in each of their respective regions. There are two warehousing centers located in Colorado and Kentucky that house the inventory of video games and DVD titles for shipment.

     During the fourth quarter of 2007, this system underwent testing and the distribution network achieved its goals of 100% order fulfillment on a daily basis, 100% processing of returned mailers on a daily basis and overall success upgrading the integrity and rental ability of the inventory. The results of this re-design have allowed us to reduce our employees by 31, and to operate with 14 employees and reduce related warehouse expenses.

     We have evaluated and continue to evaluate our operations and operational needs. During 2005, we were able to negotiate a new mailer envelope with the USPS that reduced overall postage cost and decreased the delivery turnaround time from seven to two days.

      During the last quarter of 2007, our membership continued a steadily decrease and has become stable as the end of the first quarter 2008. Management recognizes that although growth did happen as it had in the previous quarter; this was primarily result of not being to purchase new inventory at the levels demanded by our members.

Results of Operations.

     Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007.

Revenues.

     We had gross revenues of $380,226 for the three months ended
March 31, 2008 compared to $954,002 for the three months ended March
31, 2007, a decrease of $573,736 or approximately 60%. Gross revenues decreased significantly during the during the quarter ended March 31, 2008 compared to the prior period primarily due to a smaller subscriber base compared to same period in 2007 by a monthly subscriber base average of 9,800 compared to 23,000 in the prior quarter fueled by economic conditions and our slower inventory purchasing

     As of the end of March 31, 2008, we had approximately 9,800 total subscribers. We continue to focus on growing our subscriber base through marketing and an affiliate partnership program. Our churn rate is approximately 30% for the quarter ended March 31, 2008 as compared with the three months ended March 31, 2007 of approximately 30%. Churn rate is calculated by dividing customer cancellations in the period by the sum of beginning subscribers and gross subscriber additions, and then divided by the number of months in the period. Customer cancellations during the quarter ended March 31, 2007 includes cancellations from gross subscriber additions, which is included in the gross subscriber additions in the denominator.

Cost of Revenues.

     We had cost of revenues of $172,799 for the three months ended March 31, 2008 compared to $485,723 for the three months ended March 31, 2007, a decrease of $312,924 or approximately 64%. Cost of revenues decreased as a percentage to gross revenues during 2008 compared to 2007 primarily due to us not purchasing new inventory.

Advertising.

     We had advertising expenses of $17,409 for the three months ended March 31, 2008 compared to $581,626 for the three months ended March 31, 2007, a decrease of $564,217 or approximately 3,341%. Such advertising consisted of a decrease in direct marketing through print, radio and online Internet advertising.

Selling, General and Administrative Expenses.

     We had selling, general and administrative expenses of $342,197 for the three months ended March 31, 2008 compared to $1,360,378 for the three months ended March 31, 2007, a decrease of $1,018,181 or approximately 75%. The decrease in selling, general and administrative expenses was principally due to us downsizing compared to the same period in 2007

Consulting Fees.

     We had consulting fees of approximately $12,390 for the three months ended March 31, 2008 compared to $154,824 for the three months ended March 31, 2007, a decrease of $142,434 or approximately 92%. Decrease in consulting fees during the quarter ended March 31, 2008 compared to the prior period was primarily a result of decreased need of business consultants which was widely utilized during 2007 to aid in developing a more effective marketing program and continued development of the business. We do not anticipate needing the same level of consulting fees related to development of the business and believes such related expenses will decrease further in 2008.

Net Loss.

     We had a net loss of $212,931 for the three months ended March 31, 2008 compared to a net loss of $2,728,526 for the three months ended March 31, 2007, a decrease of $2,515,595 or approximately 92%. The decrease in net losses is the result of the factors mentioned above. We anticipate having a recurring net loss during the remainder of 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006.

Revenues.

     We had gross revenues of $3,597,028 for the year ended December 31, 2007 compared to $1,884,678 for the year ended December 31, 2006, an increase of $1,712,350 or approximately 91%. Gross revenues increased significantly during the year ended December 31, 2007 compared to the prior year primarily due to a greater subscriber base compared to same period in 2006 by a monthly subscriber base average of 18,700 compared to 13,000 in the prior year fueled by more market awareness of our services and brand do to an advertising campaign run
during the first quarter of 2007.   This campaign while it drove an
increase in memberships during the first quarter also depleted the budgets for the entire year of 2007 and has placed us in a weak financial position.

     As of December 31, 2007, we had approximately 18,530 total subscribers. We continue to focus on growing our subscriber base through marketing and an affiliate partnership program. Our churn rate is approximately 25% for the year ended December 31, 2007 as compared with the year ended December 31, 2006 of approximately 73%. Churn rate is calculated by dividing customer cancellations in the period by the sum of beginning subscribers and gross subscriber additions, and then divided by the number of months in the period. Customer cancellations during the year ended December 31, 2007, includes cancellations from gross subscriber additions, which is included in the gross subscriber additions in the denominator. The decrease in churn rate is attributed to adding telephone customer service support and buying of inventory to meet current demand.

Cost of Revenues.

     We had cost of revenues of $5,734,261 for the year ended December 31, 2007 compared to $3,366,147 for the year ended December 31, 2006, an increase of $2,368,114 or approximately 70%. Cost of revenues increased as a percentage to gross revenues during 2007 compared to 2006 primarily due to a change of expensing inventory as requested by the SEC accounting department to bring our reporting in line with other reporting companies within the video rental industry.

Advertising.

     We had advertising expenses of $1,649,739 for the year ended
December 31, 2007 compared to $2,407,505 for the year ended December 31, 2006, a decrease of $757,766, or approximately 31%. Such advertising consisted of direct marketing through print, radio and online Internet advertising.

Selling, General and Administrative Expenses.

     We had selling, general and administrative expenses of $5,103,844 for the year ended December 31, 2007 compared to $3,927,104 for the year ended December 31, 2006, an increase of $1,176,740 or approximately 30%. The increase in selling, general and administrative expenses was principally due to the writing off of accounts receivables and ending of various projects and an increase in related payroll expenses during the first quarter of 2007. The related payroll expenses have been reduced during the second through fourth quarters of 2007 as we down sized to offset the higher expenses of the first quarter.

Consulting Fees.

     We had consulting fees of $1,386,380 for the year ended December 31, 2007 compared to $3,042,320 for the year ended December 31, 2006, a decrease of $1,655,940 or approximately 54%. Decrease in consulting fees during the year ended December 31, 2007 compared to the prior year was primarily a result of decreased need of business consultants which was widely utilized during 2006 to aid in developing a more effective marketing program and continued development of the business. The Company does not anticipate needing the same level of consulting fees related to development of the business and believes such related expenses will decrease further in 2008.

Net Loss.

     We had a net loss of $10,501,867 for the year ended December 31, 2007 compared to $10,840,259 for the year ended December 31, 2006, a decrease of $338,392 or approximately 3%. The decrease in net losses is the result of the factors mentioned above. We anticipate having a recurring net loss during 2008.

Operating Activities.

     The net cash used in operating activities was $86,438 for the three months ended March 31, 2008 compared to $446,169 for the three months ended March 31, 2007, a decrease of $359,731 or approximately 81%. This change is attributed to many changes from period to period, including the reduction in depreciation and amortization and a reduction in the accounts payable and accrued expenses.

     The net cash used in operating activities was $1,188,150 for the year ended December 31, 2007 compared to $8,494,173 for the year ended December 31, 2006, a decrease of $7,306,023 or approximately 86%. This decrease is attributed to many changes from period to period, including an increase in depreciation and amortization, the payment of stock based compensation, and an increase in accounts payable and accrued expenses.

Investing Activities.

     Net cash used in investing activities was $13,708 for the three months ended March 31, 2008 compared to $846,614 for the three months ended March 31, 2007, a decrease of $832,906 or approximately 98%. This decrease resulted primarily from reduced purchases of DVD's, games, and films.

     Net cash used in investing activities was $1,695,514 for the year ended December 31, 2007 compared to $6,138,661 for the year ended December 31, 2006, a decrease of $4,443,147 or approximately 72%. This decrease resulted from decreased purchases of DVD's and games, film library, and other fixed assets.

Liquidity and Capital Resources.

     As of March 31, 2008, we had total current assets of $285,580 and total current liabilities of $3,380,013, resulting in a working capital deficit of $3,094,433. Our cash balance as of March 31, 2008 totaled $10,566. Overall, cash and cash equivalents for the three months ended March 31, 2008 decreased by $14,411.

     Net cash provided by financing activities was $85,735 for the three months ended March 31, 2008 compared to $1,206,829 for the three months ended March 31, 2007, a decrease of $1,121,094 or approximately 93%. This decrease resulted from a reduction of funds provided by Golden Gate Investors, Inc. as a result of the Addendum to Convertible Debenture and Warrant to Purchase Common Stock, between that firm and us (as discussed below)

     As of December 31, 2007, we had total current assets of $297,252 and total current liabilities of $3,105,723 resulting in a working capital deficit of $2,808,471. The cash balance as of December 31, 2007 totaled $24,976. Overall, cash and cash equivalents for the year ended December 31, 2007 decreased by $317,658.

     Net cash provided by financing activities was $2,566,006 for the year ended December 31, 2007 compared to $9,073,073 for the year ended December 31, 2006, a decrease of $6,507,067 or approximately 72%. This decrease resulted from a reduction of funds provided by Golden Gate Investors, Inc. as a result of the Addendum to Convertible Debenture and Warrant to Purchase Common Stock, between that firm and us (as discussed below)

     Our current cash and cash equivalents balance will not be sufficient to fund its operations for the next twelve months. Therefore, our continued operations, as well as the full implementation of its business plan (including allocating resources to increase library content, distribution infrastructure and technology) will depend upon its ability to raise additional funds through bank borrowings and equity or debt financing in addition to the financing arrangement with Golden Gate.

     We entered into a financing arrangement with Golden Gate: A
Securities Purchase Agreement with Golden Gate on November 11, 2004 for the sale of (i) $150,000 in convertible debenture and (ii) a warrant to buy 15,000,000 shares of common stock.

     The debenture bears interest at 4 3/4%, matures three years from the date of issuance, and is convertible into our common stock, at Golden Gate's option. The debenture is convertible into the number of shares of common stock equal to the principal amount of the debenture multiplied by 110, less the product of the conversion price multiplied by 100 times the dollar amount of the debenture, and the entire foregoing result shall be divided by the conversion price.
The conversion price for the convertible debenture is the lesser of
(i) $0.20, (ii) 82% of the average of the three lowest volume weighted average prices during the twenty trading days prior to the conversion, or (iii) 82% of the volume weighted average price on the trading day prior to the conversion. Accordingly, there is in fact no limit on the number of shares into which the debenture may be converted. However, in the event that the market price of our common stock is less than $0.015, we will have the option to prepay the debenture at 150% rather than having the debenture converted. If we elect to prepay the debenture, Golden Gate may withdraw its conversion notice. In addition, Golden Gate is obligated to exercise the warrant concurrently with the submission of a conversion notice.

     The warrant is exercisable into 15,000,000 shares of common stock at an exercise price of $1.09 per share. As of March 31, 2008, a total of 45,639 (post reverse split) shares have been issued related to the warrant providing us approximately $7,884,800.

     Golden Gate has contractually agreed to restrict its ability to convert the debenture and/or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by its and its affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock.

     We filed another registration statement under Form SB-2 during the first quarter of 2006 related to an amendment of the Securities Purchase Agreement with Golden Gate in which the debenture was increased to $300,000 and an additional warrant for 15,000,000 shares of common stock was issued (also exercisable at $1.09 per share into 20,339,100 shares of common stock, providing future funding of approximately $16,350,000). In connection with the increased debenture, $150,000 was disbursed to us in January 2006. As of March
31, 2008, a total of 49,391 (post reverse split) shares have been issued related to this new warrant, providing us approximately $7,100,000.

     Under another Addendum to Convertible Debenture and Warrant to Purchase Common Stock, dated May 24, 2007, Golden Gate agreed to deliver an aggregate of $825,000 in cash and other transferable rights and obligations to us ("GGI Prepayment"). The GGI Prepayment represents a prepayment towards the future exercise of warrant shares under the two warrants. Under this Addendum, Golden Gate delivered to us $275,000 of the GGI Prepayment in cash ("First Prepayment"), and upon the earlier to occur of (i) the date that $100,000 or less of the First Prepayment remains outstanding after the application of the remaining amount of the First Prepayment to the exercise of warrant shares under the warrants pursuant to the terms of this Addendum, or (ii) the date that is thirty days from the date of the Addendum, Golden Gate is to transfer the RMD Advance and the RMD Documents (as defined under Risk Factors) to us. Such transfer of the RMD Advance from Golden Gate to us constituted $250,000 of the GGI Prepayment ("Second Prepayment"). For so long as any amount of the First Prepayment remains outstanding, such sums from the First Prepayment are first applied to any exercise of warrant shares under the warrants by Golden Gate, as set forth thereunder, until all of the First Prepayment shall be so applied.

     Upon the earlier to occur of (i) the date that $100,000 or less of the Second Prepayment remains outstanding after the application of the remaining amount of the Second Prepayment to the exercise of the warrant shares under the warrants pursuant to the terms of this Addendum, or (ii) the date that is thirty days from the date hereof, Golden Gate delivered the remaining $300,000 of the GGI Prepayment in cash ("Third Prepayment") to us. Such transfer of the Third Prepayment constituted the final payment due from Golden Gate to us. For so long as any amount of the Second Prepayment remains outstanding, such sums from the Second Prepayment are first applied to any exercise of the warrant shares under the warrants by Golden Gate prior to any amount of the Third Prepayment being applied to such exercises, until all of the Second Prepayment is so applied.

     In the event that any portion of the GGI Prepayment remains outstanding and not applied to the exercise of warrant shares by Golden Gate under the Warrants (including any portion of the GGI Prepayment for which warrant shares have not been delivered to GGI upon an exercise by Golden Gate under the warrants) upon or after the date that is nine months from the date of this Addendum, we will, upon written request from Golden Gate, refund all such outstanding amounts of the GGI Prepayment to Golden Gate within five days from the date of Golden Gate's delivery to us of the written request of such refund.

     In connection only with each Conversion under the Debenture that is associated with any of the GGI Prepayment (as defined herein) (such Conversions collectively referred to herein as the "Subsequent Conversions") the Discount Multiplier for the Subsequent Conversions shall be equal to the lesser of (i) $0.20, or (ii) 90% of the average of the 3 lowest Volume Weighted Average Prices during the 20 Trading Days prior to Holder's election to convert, or (iii) 90% of the Volume Weighted Average Price on the Trading Day prior to Holder's election to convert.

     On May 29, 2007, we and Golden Gate entered into an Assignment and Assumption Agreement in connection with the assignment and transfer to us all of RMD's rights, obligations, interests and liabilities under the RMD Transaction.

     On June 15, 2007, we and Golden Gate entered into another Addendum to Convertible Debenture and Warrant to Purchase Common Stock. Under this Addendum, Golden Gate delivered an aggregate of $175,000 in cash to us within three days of the date of this Addendum ("GGI June Prepayment"). The GGI June Prepayment represents a prepayment towards the future exercise of warrant shares under the warrants.

     In the event that any portion of the GGI June Prepayment remains outstanding and not applied to the exercise of warrant shares by Golden Gate under the warrants (including any portion of the GGI June Prepayment for which warrant shares have not been delivered to Golden Gate upon an exercise by Golden Gate under the warrants) upon or after the date that is nine months from the date of this Addendum, we will, upon written request from Golden Gate, refund all such outstanding amounts of the GGI June Prepayment to Golden Gate within five days from the date of Golden Gate's delivery to us of the written request of such refund. This did not occur and since the nine-month period expired, we and Golden Gate extended the due date for this debenture to January 1, 2009.

     On September 17, 2007, we and Golden Gate entered into a
Rescission Agreement in connection with a rescission of the Assignment and Assumption Agreement, dated as of May 29, 2007. This rescission was made due to certain issues that arose in connection with the involvement of RMD Technologies, Inc. in this transaction.

     On November 1, 2006, we entered into a separate convertible debenture with Golden Gate totaling $100,000 that matures November 2011, is unsecured and bears an annual interest rate of 4.75%. The convertible debenture is convertible into shares of common stock equal to the principal amount of the debenture being converted multiplied by 110, less the product of the conversion price multiplied by 100 times the dollar amount. The conversion price is based on the lesser of $0.20 per share or 82% of the average of the lowest volume weighted average prices during the 20 trading days prior to the Golden Gate's election to convert such unpaid balances. Additionally, Golden Gate is entitled to a warrant to purchase 10,000 shares of common stock at an exercise price of $1.09 per share. Golden Gate does not have the right and we do not have the obligation to convert any portion of the convertible debenture that will cause Golden Gate to be a deemed beneficial owner of more than 9.99% of the then outstanding shares of our common stock.

     Whereas we have been successful in the past in raising capital, no assurance can be given that these sources of financing will continue to be available to it and/or that demand for equity/debt instruments will be sufficient to meet its capital needs, or that financing will be available on terms favorable to us. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the we be unable to continue as a going concern.

     If funding is insufficient at any time in the future, we may not be able to take advantage of business opportunities or respond to competitive pressures, or may be required to reduce the scope of planned product development and marketing efforts, any of which could have a negative impact on business and operating results. In addition, insufficient funding may have a material adverse effect on our financial condition, which could require us to:

     - curtail operations significantly;

     - sell significant assets;

     - seek arrangements with strategic partners or other parties that may require us to relinquish significant rights to products, technologies or markets; or

     - explore other strategic alternatives including a merger or sale of us.

     To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities may result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations. Regardless of whether cash assets prove to be inadequate to meet our operational needs, we may seek to compensate providers of services by issuance of stock in lieu of cash, which may also result in dilution to existing stockholders.

Inflation.

     The impact of inflation on costs and the ability to pass on cost increases to our customers over time is dependent upon market conditions. We are not aware of any inflationary pressures that have had any significant impact on operations over the past quarter, and we do not anticipate that inflationary factors will have a significant impact on future operations.

Off-Balance Sheet Arrangements.

     We do not maintain off-balance sheet arrangements nor do we participate in non-exchange traded contracts requiring fair value accounting treatment.

Critical Accounting Policies.

     The SEC has issued Financial Reporting Release No. 60,
"Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on their most critical accounting policies.
In FRR 60, the SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical accounting policies include: use of estimates in the preparation of financial statements; non-cash compensation valuation; revenue recognition; and impairment of long-lived assets. The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results we report in the financial statements.

Use of Estimates in the Preparation of Financial Statements.

     The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to revenue recognition and concentration of credit risk. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

DVD's and Video Games Libraries.

     As of March 31, 2008, we have invested approximately $6,789,000 in its DVD and video game libraries resulting in approximately 50,000 DVD and video game titles available for rental. The Company acquires DVD and video games from distributors through a direct purchase agreement. Such purchases are recorded at the historical cost. We depreciate our DVD and video games libraries on a straight-line basis over a twelve-month period. We have not assigned a salvage value since it is its intention to not sell the libraries. In the event that we do sell a portion of our libraries as a result of slow moving title rentals, we will re-evaluate the policy of depreciation in relation to the salvage value.

Revenue Recognition and Cost of Revenue.

     Subscription revenues are recognized ratably during each subscriber's monthly subscription period. Refunds to subscribers are recorded as a reduction of revenues. Revenues from sales of DVD's and video games are recorded upon shipment.

     Cost of subscription revenues consists of fulfillment expenses, and postage and packaging expenses related to DVD's and video games provided to paying subscribers. Revenue sharing expenses are recorded as DVD's subject to revenue sharing agreements are shipped to subscribers. Cost of DVD sales include the net book value of the DVD's sold and, where applicable, a contractually specified percentage of the sales value for the DVD's that are subject to revenue sharing agreements.

Non-Cash Compensation Valuation.

     We intend to issue shares of common stock to various individuals and entities for management, legal, consulting and marketing services. These issuances will be valued at the fair market value of the services provided and the number of shares issued is determined, based upon the open market closing price of common stock as of the date of each respective transaction. These transactions will be reflected as a component of selling, general and administrative expenses in the statement of operations.

Forward Looking Statements.

     Information in this Prospectus contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended. When used in this Prospectus, the words "expects,"
"anticipates," "believes," "plans," "will" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include, but are not limited to, statements regarding the adequacy of cash, expectations regarding net losses and cash flow, statements regarding growth, the need for future financing, dependence on personnel, and operating expenses.

     Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those discussed above. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                         DESCRIPTION OF PROPERTY

     As a March 31, 2008, we owned $548,806 in fixed assets, $281,361 ($7,643,907 less amortization of $7,362,546) of DVD and video game inventory and $1,313,531 ($1,572,750 less amortization of $259,219) of film libraries. Our corporate office is located in Franklin, Kentucky at the chief executive officer's home-based office; we do not pay rent for this office. The Company's leased properties are located at:

California (north):  4600 Roseville Road, Suite 160, North
Highlands, California 95660; three year pre-paid lease
(commenced in July 2006), with a rent of $1,700 per month for a 1,096 square foot space.

California (south):  20705 South Western Avenue, Suite 209,
Torrance, California 98032; three year pre-paid lease (commenced in September 2006), with a rent of $893 per month for a 703 square foot space.

Colorado: 18234 County Road 24, Sterling, Colorado 80751; 2,600 square foot space being provided rent free to Company.

Florida:  600 South North Lake Boulevard, #270, Altamonte
Springs, Florida 32701; three year pre-paid lease (commenced in April 2006), with a rent of $1,244 per month for a 950 square foot space.

Kentucky:  130 West Kentucky Avenue, Franklin, Kentucky 42134;
five year lease (commenced in January 2006), with a rent of $4,150 per month for a 5,600 square foot space.

Massachusetts:  12 Harvard Street, Front Suite, Worcester,
Massachusetts; two year pre-paid lease (commenced in March
2006), with a rent of $800 per month for a 950 square foot space.

Texas:  4747 Irving Boulevard, Suite 243, Dallas, Texas 75247;
one year pre-paid lease (commenced in July 2006), with a rent of $2,400 per month for a 1,440 square foot space.

Washington:  6627 South 191st Place, #F101, Kent, Washington
98032; two year pre-paid lease (commenced in September 2006), with a rent of $1,090 per month for a 505 square foot space.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other than as set forth below, during the last two fiscal years there have not been any relationships, transactions, or proposed transactions to which was or is to be a party, in which any of the directors, officers, or 5% or greater stockholders (or any immediate family thereof) had or is to have a direct or indirect material interest.

     (a) On August 1, 2005, we entered into a new Consulting Services Agreement with De Joya & Company, Inc. (see Exhibit 10.3). This agreement also covers the services provided to us by Mr. De Joya as chief financial officer. Under this agreement, we agreed to pay $3,000 each month and 5,000,000 free trading shares of common stock to be issued at the end of each quarter for a total of four quarters. The monthly fee is to increase by 10% beginning on each anniversary date of this agreement. On December 2, 2005, we issued 5,000,000 shares of common stock to Mr. De Joya under the Non-Employee Directors and Consultants Retainer Stock Plan in compliance with that agreement. These shares were valued at $24,500 ($0.0049 per share).

     On each of February 26, 2006, July 31, 2006, and September 20, 2006, we issued 5,000,000 shares of free trading common stock to Mr. De Joya for his services under this agreement. These 15,000,000 shares were valued at $82,500 ($0.0055 per share).

     (b) On September 25, 2005, we entered into an Employment Agreement with Mr. Fleming, our chief executive officer (see Exhibit 10.4). Under the terms of this agreement, we agreed to pay Mr. Fleming an annual salary of $200,000 (with a 15% annual increase during the term of the agreement as established by the board of directors) and provide certain benefits as set forth in the agreement. In the event that the board of directors votes to remove Mr. Fleming from our employment, he would receive certain compensation, including restricted shares of our common stock.

     (c) On August 1, 2006, we entered into a new Consulting Services Agreement with De Joya & Company, Inc. (see Exhibit 10.9); this agreement replaces the prior agreement, dated August 1, 2005. This agreement covers the services provided to us by Mr. De Joya as our chief financial officer. Under this agreement, we agreed to pay $5,000 each month and 1,250,000 free trading shares of common stock to be issued at the end of each quarter for a total of four quarters, both effective on August 1, 2006. The monthly fee is to increase by 10% beginning on each anniversary date of this agreement. No shares have yet been issued under the agreement.

     (d) At the time of us entering into the Addendum to Convertible Debenture and Warrant to Purchase Common Stock, dated May 24, 2007, which involved the transfer and assignment of the RMD Technologies Inc. debenture and other documents to us, Mr. Fleming was an affiliate stockholder of RMD Technologies. Please see Risk Factors for a complete description of this transaction, and its subsequent rescission.

     (e) On August 1, 2007, we entered into a new Consulting Services Agreement with De Joya & Company, Inc. (see Exhibit 10.10); this agreement replaces the prior agreement, dated August 1, 2006. This agreement covers the services provided to us by Mr. De Joya as our chief financial officer. Under this agreement, we agreed to pay $5,000 each month and 1,250,000 free trading shares of common stock to be issued at the end of each quarter for a total of four quarters, both effective on August 1, 2006. The monthly fee is to increase by 10% beginning on each anniversary date of this agreement. No shares have yet been issued under the agreement. The Company accepted the resignation of Mr. De Joya and De Joya and Company, Inc. on December 14, 2007, thereby terminating this agreement.

     (f) Our corporate office is located in Franklin, Kentucky at the chief executive officer's home-based office (which is provided to us without cost).

     For each of the transactions noted above, the transaction was negotiated, on our part, on the basis of what is in our best interests and those of our stockholders. In addition, in each case the interested affiliate did vote in favor of the transaction; however, the full board of directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties.

     Certain of our officers and directors are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between us and such officers and directors. We will attempt to resolve such conflicts of interest in its favor.

                 MARKET FOR COMMON EQUITY AND RELATED
                        STOCKHOLDER MATTERS

Market Information.

     Our common stock began trading on the Over the Counter Bulletin Board under the symbol "SYCD". With the change in name to "Point Group Holdings, Incorporated", the symbol changed to "PGHI" on December 13, 2002. The symbol was changed to "GZFX" effective on February 6, 2004 with the change in our name to "GameZnFlix, Inc." With the reverse split of our common stock on September 6, 2007, the symbol was changed to "GMFX." The range of closing prices shown below is as reported by this market.

     The quotations shown reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions, and are shown to reflect the 1 for 1,000 reverse split of the common stock that occurred on September 6, 2007.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 2007

                                                 High        Low

Quarter Ended December 31, 2007                  $0.10       $0.0017
Quarter Ended September 30, 2007                 $0.40       $0.20
Quarter Ended June 30, 2007                      $0.80       $0.40
Quarter Ended March 31, 2007                     $1.80       $0.70

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 2006

                                                 High        Low

Quarter Ended December 31, 2006                  $5.00       $1.00
Quarter Ended September 30, 2006                 $6.00       $4.00
Quarter Ended June 30, 2006                      $15.00      $5.00
Quarter Ended March 31, 2006                     $16.00     $7.00

Holders of Common Equity.

     As of March 31, 2008, we had approximately 347 stockholders of record of our common stock. The number of registered stockholders excludes any estimate of the number of beneficial owners of common shares held in street name.

Dividend Information.

     We have not declared or paid a cash dividend to stockholders since we were organized. The board of directors presently intends to retain any earnings to finance the operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon our earnings, capital requirements and other factors.

Securities Authorized for Issuance under Equity Compensation Plans.

     We have adopted four equity compensation plans (none of which has been approved by our stockholders):

(a)  Stock Incentive Plan.

     On April 25, 2003, we adopted a Stock Incentive Plan (we adopted Amendment No. 4 to this plan on July 13, 2005). This plan is intended to allow directors, officers, employees, and certain non-employees of us to receive options to purchase its common stock. The purpose of this plan is to provide these persons with equity-based compensation incentives to make significant and extraordinary contributions to our long-term performance and growth, and to attract and retain employees. As of December 31, 2004, all 600,000,000 shares of common stock authorized under this plan have been registered as a result of Form S-8's filed with the Securities and Exchange Commission.
Options granted under this plan are to be exercisable at whatever price is established by the board of directors, in its sole discretion, on the date of the grant.

     During 2003, we granted options for 25,000,000 shares to two non-employee consultants (one at an exercise price equal to 75% of the market price on the date of exercise and the other at 50% of the market price on the date of exercise), all of which were exercised in 2004. During August 2004, we granted options for 42,042,294 shares to three non-employee consultants (at an exercise price equal to 50% of the market price on the date of exercise), all of which were exercised in 2004. During December 2004, we granted options for 30,000,000 shares to eight non-employee consultants (at an exercise price equal to 50% of the market price on the date of exercise), none of which have been exercised as of December 31, 2006. During 2005, we granted options for 302,957,706 (incorrectly reported in the 2005 Form 10-KSB as 540,000,000) shares to various consultants (at an exercise price equal to 50% of the market price on the date of exercise), all of which were exercised in 2005 resulting in proceeds to us of $3,032,000; there were no options remaining to be issued as of that date. As of December 31, 2007, there were options for 30,000 (30,000,000 pre split) shares that remain unexercised, which result in 30,000,000 shares remaining to be issued under this plan (the registered amount was not reduced by the reverse split).

(b)  2006 Non-Employee Directors and Consultants Retainer Stock Plan.

     On January 6, 2006, we adopted the 2006 Non-Employee Directors and Consultants Retainer Stock Plan. The purposes of the plan are to enable us to promote our interests by attracting and retaining non-employee directors and consultants capable of furthering our business and by aligning their economic interests more closely with those of our stockholders, by paying their retainer or fees in the form of shares of common stock. All 150,000,000 shares of common stock under this plan have been registered as a result of a Form S-8 filed with the SEC. As of December 31, 2007, 65,580,440 shares remain unissued under this plan.

(c)  2006 Stock Incentive Plan.

     On January 6, 2006, we adopted the 2006 Stock Incentive Plan. This plan is intended to allow our directors, officers, employees, and certain non-employees to receive options to purchase shares of common stock. The purpose of this plan is to provide these persons with equity-based compensation incentives to make significant and extraordinary contributions to our long-term performance and growth, and to attract and retain employees. All 250,000,000 shares of common stock under this plan have been registered as a result of a Form S-8 filed with the SEC. Options granted under this plan are to be exercisable at whatever price is established by the board of directors, in its sole discretion, on the date of the grant. As of December 31, 2007, all shares of common stock under this plan remained unissued.

(d)  2007 Stock and Option Plan.

     On February 1, 2007, we adopted the 2007 Stock and Option Plan, which registered 400,000,000 shares under a Form S-8 filed on February 14, 2007. This plan is intended to allow our designated directors, officers, employees, and certain non-employees, including consultants (all of whom are sometimes collectively referred to herein as "Employees") and those of our subsidiaries to receive options to purchase our common stock and to receive grants of common stock subject to certain restrictions. The purpose of this plan is to promote our interests and those of our stockholders by attracting and retaining employees capable of furthering our future success and by aligning their economic interests more closely with those of our stockholders. As of December 31, 2007, 215,988,954 shares were issued under this plan, resulting in 184,011,326 shares remaining to be issued.

                  Equity Compensation Plan Information
                           December 31, 2007


                                                                                     Number of
                                                                                     securities
                                                                                      remaining
                              Number of                                         available for future
                           securities to be                                         issuance under
                              issued upon            Weighted-average                  equity
                              exercise of            exercise price Of               compensation
                              outstanding              outstanding                plans (excluding
                            options, warrants        options, warrants           securities reflected
                               and rights               and rights                  in column (a)
Plan category                    (a)                        (b)                          (c)
Equity
compensation plans
approved by security
holders                          0                            0                           0

Equity compensation
plans not approved by
security holders             30,000,000               $0.0075 per share              2006 Director's and
                                                                                     Consultant's
                                                                                     Stock Plan:
                                                                                     65,580,440;
                                                                                     2006 Stock
                                                                                     Incentive
                                                                                     Plan:
                                                                                     250,000,000;
                                                                                     2007 Stock
                                                                                     and Option Plan:
                                                                                     184,011,326

Total                        30,000,000               $0.0075 per share              2006 Director's and
                                                                                     Consultant's
                                                                                     Stock Plan:
                                                                                     65,580,440;
                                                                                     2006 Stock
                                                                                     Incentive Plan:
                                                                                     250,000,000;
                                                                                     2007 Stock
                                                                                     and Option Plan:
                                                                                     184,011,326


                                           EXECUTIVE COMPENSATION

                                             Summary Compensation Table.

     The following table presents compensation information for the year ended December 31, 2007 for the persons who served as principal executive officer and each of the two other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000 in such year.



                                                                               Nonqualified
                                                                 Non-Equity      Deferred         All
Name and                                   Stock     Option   Incentive Plan   Compensation      Other
principal      Year     Salary   Bonus     Awards    Award(s)  Compensation      Earnings      Compensation   Total
position                  ($)     ($)       ($)        ($)         ($)              ($)            ($)         ($)
  (a)           (b)       (c)     (d)       (e)        (f)         (g)              (h)            (i)         (j)
John Fleming, 2007    $135,833          -       -            -           -              -               -   $153,833
CEO (1)       2006    $263,250          -       -            -           -              -               -   $263,250
              2005    $200,000          -       -            -           -              -               -   $200,000
Donald N.     2007    $100,625          -       -             -          -              -               -   $100,625
Gallent,      2006    $200,000          -       -             -          -              -               -   $200,000
former        2005    $175,000          -   $140,000(3)       -          -              -               -   $315,000
Pres. (2)
Arthur De     2007    $ 60,000          -        -            -          -              -               -   $ 60,000
Joya, CFO (4) 2006    $ 46,000          -   $ 82,500          -          -              -               -   $128,500
              2005    $ 30,000          -   $ 24,500          -          -              -               -   $ 54,500


(1) Mr. Fleming was appointed chief executive officer and a director on September 12, 2002.

(2) Mr. Gallent was appointed president and a director on February 3, 2005. He resigned both positions on May 24, 2007.

(3) On March 11, 2005, we issued 20,000,000 restricted shares of common stock to Mr. Gallent as an employment incentive. These shares were valued at $140,000 ($0.007 per share).

(4) Mr. De Joya was appointed chief financial officer on July 9, 2004. He resigned this position on December 14, 2007.

Executive Officer Contracts.

John Fleming.

     On September 25, 2005, we entered into a three-year employment agreement with Mr. Fleming in his capacity as chief executive officer (see Exhibit 10.4). Under this agreement, he agrees that he will at all times faithfully, industriously, and to the best of his ability, experience, talents, and training perform all the duties that may be required of and from him pursuant to the express and implicit terms hereof, to our reasonable satisfaction. The agreement provides a minimum base salary of $200,000 per year with fifteen percent annual increases and participation in other employee benefit plans. Mr. Fleming is entitled to stock options at the discretion of our board of directors.

     Should our board of directors vote to remove Mr. Fleming from employment by us, he will be entitled to receive the following: (a) balance of wages outlined in this agreement from the date of the board's vote to the end of the agreement; (b) 100,000,000 restricted shares of our common stock; and (c) continue health/medical plan insurance benefits for the balance of the agreement under the existing health/medical plan. This agreement may not be terminated by either party, except that we may terminate Mr. Fleming for cause in the event any of the following enumerated events occur: (a) he fails to work for us at a level of competency satisfactory to the board of directors; (b) he engages in any activity that brings disrepute and harm to us; (c) he fails a drug test (that is, he tests positive for the use of illegal drugs or substances); and (d) he has become permanently disabled for a period in excess of six months.

     As an integral part of this agreement, Mr. Fleming agrees that for a period of three years from the date his employment with us is terminated, he will not, directly or indirectly, in any manner or capacity, as principal, agent, partner, officer, director, employee, stockholder, guarantor, consultant, investor, creditor, member of any association, or otherwise, engage in any facet of the business that had been conducted by us, anywhere in the United States of America, except with the our prior written consent.

Outstanding Equity Awards at Fiscal Year-End (December 31, 2007) Table.



                                 Option Awards                                      Stock Awards
                                                                                                                    Equity
                                                                                                        Equity     Incentive
                                          Equity                                                       Incentive   Plan Awards
                                         Incentive                                                    Plan Awards   Market or
                                        Plan Awards                                        Market      Number of   Payout Value
                Number of    Number of   Number of                           Number of    Value of     Unearned    of Unearned
                Securities   Securities  Securities                          Share or     Share or   Shares, Units Shares, Units
                Underlying   Underlying  Underlying                          Units of     Units of     or other       or other
                Unexercised  Unexercised Unexercised     Option              Stock That   Stock That  Rights That   Rights That
Name and         Options       Options     Unearned     Exercise    Option   Have Not     Have Not    Have Not       Have Not
principal       Exercisable  Unexercisable Options       Price    Expiration  Vested      Vested       Vested        Vested
position          (#)          (#)           (#)          ($)        Date      (#)         ($)          (#)           (#)
 (a)              (b)          (c)           (d)          (e)        If)       (g)         (h)          (i)           (j)
John Fleming
CEO              5,000,000          -              -     $0.007     12/31/14          -         -              -          -
Donald N.
Gallent,
Pres.            5,000,000          -              -     $0.007     12/31/14          -         -              -          -
Arthur
De Joya,
CFO              5,000,000          -              -     $0.007     12/31/14          -         -              -          -


(1) Underlying share amounts reduced from 5,000,000 each due to the 1 for 1,000 reverse stock split of our common stock on September 6, 2007.

Other Compensation.

     There are no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans. In addition, there are no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payment(s) to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in the named executive officer's responsibilities following a change in control, with respect to each named executive officer.

Compensation of Directors.

     We provide compensation of $2,500 per quarter to its independent director, Mr. Crist.

FINANCIAL STATEMENTS

     Unaudited financial statements for the three months ended March 31, 2008 and 2007, and audited financial statements as of and for the years ended December 31, 2007 and 2006, are presented in a separate section at the end of this prospectus.

              CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                   ACCOUNTING AND FINANCIAL DISCLOSURE

     Effective on January 1, 2006, Smith & Company, the independent registered public accounting firm who was previously engaged as the principal accountant to audit our financial statements, changed its accounting practice from a corporation to a professional limited liability company named Child, Van Wagoner & Bradshaw, PLLC. As this is viewed as a separate legal entity, we terminated our accounting arrangement with Smith & Company. The decision to change principal accountants was approved by our Audit Committee and subsequently approved by the Board of Directors.

     Smith & Company audited our financial statements for the fiscal years ended December 31, 2004 and 2003. This firm's report on these financial statements was modified as to uncertainty that we will continue as a going concern; other than this, the accountant's report on the financial statements for those periods neither contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

     During the fiscal years ended December 31, 2004 and 2003, and the subsequent interim period preceding such change, there were no disagreements with Smith & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, there were no "reportable events" as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred during the fiscal years ended December 31, 2004 and 2003, and the subsequent interim period preceding such change.

     On January 1, 2006, we engaged Child, Van Wagoner & Bradshaw,
PLLC, as successor to Smith & Company, as our independent registered public accounting firm to audit our financial statements. During the fiscal years ended December 31, 2004 and 2003, and the subsequent interim period prior to engaging this firm, neither we (nor someone on our behalf) consulted the newly engaged accountant regarding any matter.

                                   LEGAL MATTERS

     Brian F. Faulkner, A Professional Corporation, San Juan
Capistrano, California, has issued an opinion with respect to the validity of the shares of common stock being offered hereby.

                                     EXPERTS

     Child, Van Wagoner & Bradshaw, PLLC, independent registered public accounting firm, has audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2007 and December 31, 2006, and for the years then ended, that appear in this prospectus. The financial statements referred to above are included in this prospectus with reliance upon the auditors' opinion based on their expertise in accounting and auditing.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to World Am and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1 (800) SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Barter. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and any amendments, has been filed electronically with the Commission.

                              FINANCIAL STATEMENTS

                                GAMEZNFLIX, INC.
                           CONSOLIDATED BALANCE SHEETS



                                                              March 31, 2008            December 31, 2007
                                                               (Unaudited)                  (Audited)
                                                ASSETS
Current assets
Cash                                                            $    10,566                $    24,976
Accounts receivable                                                  77,186                     77,235
Inventory                                                            23,028                     23,028
Prepaid expenses                                                     34,800                     15,000
Other assets                                                        140,000                    157,013

Total current assets                                                285,580                    297,252

DVD's and video games library, net of accumulated
  amortization of $7,362,546 for both periods                       295,069                    281,361
Fixed assets, net of accumulated depreciation of
  $453,544 and $405,875, respectively                               526,903                    548,806
Film library, net of accumulated amortization of
  $308,489 and $259,219, respectively                             1,270,100                  1,313,531
Other assets                                                          3,650                      3,650

Total assets                                                    $ 2,381,302                $ 2,444,600

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses                           $ 1,805,211                $ 1,778,092
Bank overdraft                                                           --                     49,203
Deferred revenue                                                     30,227                     30,227
Current portion of note payable                                     595,052                    535,552
Customer deposits                                                        --
Notes payable                                                       201,397                    191,351
Advance from Golden Gate Investors, Inc.                            571,986                    521,298

Total current liabilities                                         3,203,873                  3,105,723

Note payable, less current portion of $535,552                      100,497                    100,497
Convertible debenture, net of unamortized debt
  discounts of $71,742 and $76,725, respectively                     75,643                     70,660

Total liabilities                                                 3,380,013                  3,276,880

Stockholders' equity
Common stock; $0.001 par value; 5,000,000,000  shares
authorized, 411,970,250 and 185,848,250 issued and
outstanding, respectively                                          411,970                     185,848
Additional paid-in capital                                      42,894,543                  43,091,665
Stock subscriptions receivable                                          --                     (25,000)
Prepaid fees paid with common stock                                 (7,500)                         --
Accumulated deficit                                            (44,297,724)                (44,084,793)

Total stockholders' equity                                        (998,711)                   (832,280)

Total liabilities and stockholders' equity                     $ 2,381,302                 $ 2,444,600


                  See Accompanying Notes to Consolidated Financial Statements

                                         GAMEZNFLIX, INC.
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (Unaudited)



                                                                       For the Three Months
                                                                          Ended March 31,
                                                                       2008             2007
Revenues                                                               $  380,266       $  954,002
Cost of revenues                                                          172,799          485,723
Gross profit                                                              207,467          468,279

Operating expenses
Advertising                                                                17,409          581,626
Consulting and professional fees                                           12,390          154,824
Depreciation and amortization                                              47,670        1,107,794
Selling, general and administrative                                       342,197        1,360,378

Total operating expenses                                                  419,665        3,204,977

Loss from operations                                                     (212,198)      (2,736,343)

Other income (expense)
Interest expense                                                           (4,983)          (1,291)
Interest income                                                             4,250           14,037
Other income (expense)                                                         --           (4,929)

Total other income (expense)                                                 (733)           7,817

Loss before provision for income taxes                                   (212,931)      (2,728,526)

Provision for income taxes                                                     --               --

Net loss                                                               $ (212,931)     $(2,728,526)

Loss per common share - basic and diluted                              $    (0.00)     $     (0.00)

Weighted average common shares outstanding -
basic and diluted                                                     411,970,250     5,787,264 (1)


(1) Adjusted for a 1 for 1,000 reverse split of the common stock effective on September 6, 2007.

              See Accompanying Notes to Consolidated Financial Statements


                                         GAMEZNFLIX, INC.
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (Unaudited)



                                                                       For the Three Months
                                                                          Ended March 31,
                                                                       2008             2007
Cash flows from operating activities:
Net loss                                                               $  (212,931)     $(2,728,526)
Adjustments to reconcile net loss to net
 cash used in operating activities:
Debt discount amortization related to convertible debenture                  4,983            4,929
Depreciation and amortization                                               65,334        1,107,794
Changes in operating assets and liabilities:
Change in accounts receivable                                                   48           88,276
Change in prepaid expenses                                                 (27,300)            (984)
Change in other assets                                                      17,013           46,975
Change in accounts payable and accrued expenses                             37,416        1,035,367

Net cash used in operating activities                                     (115,437)        (446,169)

Cash flows from investing activities:
Purchase of DVD's & games libraries                                        (13,708)        (749,478)
Purchase of film library                                                        --          (62,000)
Purchase of fixed assets                                                        --          (35,136)

Net cash used in investing activities                                      (13,708)        (846,614)

Cash flows from financing activities:
Payments on notes payable                                                   10,047               --
Proceeds from advances from Golden Gate Investors, Inc.                     50,688           60,000
Proceeds from stock issuances                                               54,000        1,146,829

Net cash provided by investing activities                                  114,735        1,206,829

Net change in cash and cash equivalents                                    (14,410)         (85,954)

Cash, beginning of period                                                   24,976          342,634

Cash, end of period                                                   $     10,566     $    256,680


               See Accompanying Notes to Consolidated Financial Statements


                                          GAMEZNFLIX, INC.
                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of GameZnFlix, Inc. ("Company") have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-K of the Company for the year ended December 31, 2007.

The interim financial statements present the balance sheet, statements of operations, and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2008, and the results of operations and cash flows presented herein have been included in the financial statements. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results of operations for the full year.

The Company provides online digital video disk ("DVD") movie and video game rentals to subscribers through its Internet website www.gameznflix.com. Aside from having a comprehensive movie library of titles, the Company also provides subscribers with access to a comprehensive games library of Xbox, Playstation 2, Playstation, and Nintendo Gamecube titles. Subscribers of the Company are located within the United States of America. The Company maintains its headquarters in Franklin, Kentucky.

2.  SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

DVD's and Video Games Libraries - DVD's and video games are recorded at historical cost and depreciated using the straight-line method over a twelve-month period. The Company has no immediate plans to have any part of its DVD's and video games libraries sold and accordingly no salvage value is provided. However if the Company does sell any of its DVD's and video games libraries, the Company will re-evaluate its depreciation policy in terms of the salvage value.

Because of the nature of the business, the Company experiences a certain amount of loss, damage, or theft of its DVD's and video games. This loss is shown in the cost of sales section of the accompanying consolidated statement of operations. Any accumulated depreciation associated with this item is accounted for on a first-in-first-out basis and treated as a reduction to depreciation expense in the month the loss is recognized.

Inventory - Inventory consists of DVD and video game products for sale. All inventory items are stated at the lower of cost (first-in, first-out) or market value.

Revenue Recognition and Cost of Revenue - Subscription revenues are recognized ratably during each subscriber's monthly subscription period. Refunds to subscribers are recorded as a reduction of revenues. Revenues from sales of DVD's and video games are recorded upon shipment.

Cost of subscription revenues consists of referral expenses, fulfillment expenses, and postage and packaging expenses related to DVD's and video games provided to paying subscribers. Revenue sharing expenses are recorded as DVD's subject to revenue sharing agreements are shipped to subscribers. Cost of DVD sales include the net book value of the DVD's sold and, where applicable, a contractually specified percentage of the sales value for the DVD's that are subject to revenue share agreements.

Revenue from proprietary software sales that does not require further commitment from the Company is recognized upon shipment. Consulting revenue is recognized when the services are rendered. License revenue is recognized ratably over the term of the license.

The cost of services, consisting of staff payroll, outside services, equipment rental, communication costs and supplies, is expensed as incurred.

3.  LEGAL PROCEEDINGS.

From time to time, the Company may become party to litigation or other legal proceedings that the Company considers to be a part of the ordinary course of the business. There are no material legal proceedings to report, except as follows:

(a) On February 8, 2008, an action was filed in the United States District Court, Western District of Pennsylvania, entitled Mobile Satellite Communications v. GameZnFlix, Inc. et al. In this action, the plaintiff claims that it was damaged as a result of the termination of the agreement covering leased television channels by GNF Entertainment, LLC. The Company has filed an answer and this matter is now in the discovery stage.

Management believes the Company has meritorious claims and defenses to the plaintiff's claims and ultimately will prevail on the merits. However, this matter remains in the early stages of litigation and there can be no assurance as to the outcome of the lawsuit.
Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Were unfavorable rulings to occur, there exists the possibility of a material adverse impact of money damages on the Company's financial condition, results of operations, or liquidity of the period in which the ruling occurs, or future periods.

(b) On February 15, 2008, an action was filed in the United States District Court, District of Kentucky (Bowling Green Division), entitled Peppe v. GameZnFlix Inc. et al. In this action, a past employee of the Company claims damages of approximately $265,000.00 in connection with an employment agreement with the Company. On March 11, 2008, the Company filed an answer and counter claim in this action for breach of the employment agreement. This matter has reached a settlement whereby the Company has agreed with Mr. Peppe for a cash settlement of $2,300.00 and is pending final filing.

               REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
GameZnFlix, Inc.

We have audited the accompanying consolidated balance sheet of GameZnFlix, Inc. and Subsidiaries (a Nevada corporation) as of
December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameZnFlix, Inc. and Subsidiaries as of December 31, 2007 and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.


/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Certified Public Accountants
Salt Lake City, Utah
March 26, 2008


                                     GAMEZNFLIX, INC.
                                CONSOLIDATED BALANCE SHEET
                                   DECEMBER 31, 2007

                                         ASSETS

Current assets
Cash                                                         $    24,976
Accounts receivable                                               77,235
Inventory                                                         23,028
Prepaid expenses                                                  15,000
Other assets                                                     157,013

Total current assets                                             297,252

DVD and video game libraries, net                                281,361
Fixed assets, net                                                548,806
Film library, net                                              1,313,531
Other assets                                                       3,650

Total assets                                                 $ 2,444,600

                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued expenses                        $ 1,778,092
Bank overdraft                                                    49,203
Deferred revenue                                                  30,227
Note payable - related party                                     191,351
Customer deposits                                                     --
Current portion of note payable                                  535,552
Advance from Golden Gate Investors, Inc.                         521,298

Total current liabilities                                      3,105,723

Long-term liabilities
Note payable, less current portion of $535,552                   100,497
Convertible debenture, net of unamortized debt
  discounts of $76,725                                            70,660

Total liabilities                                              3,276,880

Stockholders' deficit
Common stock; $0.001 par value; 5,000,000,000
   shares authorized, 185,848,250 (1) issued
   and outstanding                                               185,848
Additional paid-in capital                                    43,091,665
Stock subscription receivable                                    (25,000)
Accumulated deficit                                          (44,084,793)

Total stockholders' deficit                                     (832,280)

Total liabilities and stockholders' deficit                  $ 2,444,600

(1) Adjusted for a 1 for 1,000 reverse split of the common stock effective on September 6, 2007.

                See accompanying Notes to Consolidated Financial Statements

                                   GAMEZNFLIX, INC.
                              CONSOLIDATED BALANCE SHEET
                                 DECEMBER 31, 2006

                                       ASSETS

Current assets
Cash                                                            $  342,634
Accounts receivable                                                154,394
Inventory                                                           27,828
Note receivable                                                    770,000
Prepaid expenses                                                   429,926
Other assets                                                       301,535

Total current assets                                             2,026,317

DVD and video games libraries, net                               2,250,096
Fixed assets, net                                                  578,721
Film library                                                     1,158,198
Other assets                                                       700,162

Total assets                                                   $ 6,713,494

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses                          $    68,524
Deferred revenue                                                   149,124
Note payable - related party                                       175,000
Customer deposits                                                       --
Advance from Golden Gate Investors, Inc.                           466,515

Total current liabilities                                          859,163

Long-term liabilities
Convertible debenture, net of unamortized
   debt discounts of $96,714                                         3,286

Total liabilities                                                  862,449

Commitments and contingencies                                           --

Stockholders' equity
Common stock; $0.001 par value; 25,000,000,000
   shares authorized, 5,189,494,029
   issued and outstanding                                        5,189,494
Additional paid-in capital                                      35,244,476
Stock subscriptions receivable                                  (1,000,000)

Prepaid fees paid with common stock                                     --
Accumulated deficit                                            (33,582,925)

Total stockholders' equity                                       5,851,045

Total liabilities and stockholders' equity                     $ 6,713,494

            See accompanying Notes to Consolidated Financial Statements


                                       GAMEZNFLIX, INC.
                          CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                          For the Years Ended
                                                                              December 31,
                                                                          2007           2006
Revenues                                                                  $ 3,597,028    $ 1,884,678
Cost of revenues                                                            5,734,261      3,366,147
Gross profit                                                               (2,137,233)    (1,481,469)

Operating expenses
Advertising                                                                 1,649,739      2,407,505
Consulting and professional fees                                            1,386,380      3,042,320
Depreciation and amortization                                                 211,165        205,306
Selling, general and administrative                                         5,103,844      3,927,104

Total operating expenses                                                    8,351,128      9,582,235

Loss from operations                                                      (10,488,361)   (11,063,704)

Other income (expense)
Interest expense                                                              (30,370)       (15,913)
Interest income                                                                16,864        236,820
Other income (expense)                                                             --          2,538

Total other income (expense)                                                  (13,506)       223,445

Loss before provision for income taxes                                    (10,501,867)   (10,840,259)

Provision for income taxes                                                         --             --

Net loss                                                                 $(10,501,867)  $(10,840,259)

Loss per common share - basic and diluted                                $      (0.50)  $      (2.55)

Weighted average common shares outstanding
 - basic and diluted (1)                                                   20,798,150      4,243,800


(1) Adjusted for a 1 for 1,000 reverse split of the common stock effective on September 6, 2007.

               See accompanying Notes to Consolidated Financial Statements

                                       GAMEZNFLIX, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                         Additional      Stock     Prepaid                       Total
                        Common Stock      Paid-In       Subscrip  Consulting    Accumulated  Stockholders'
                      Shares(1)  Amount   Capital       Receivable Expenses       Deficit       Equity
Balance,
December 31, 2005   3,291,733    $ 3,292   $33,065,117   $(3,187,500) $ (95,833)  (22,742,667)  $ 7,042,409

Issuance of
common stock
for services,
weighted average
price of $0.008        17,000        17        133,883            --         --            --       133,900


Issuance of
common stock
related to
exercise of options,
weighted average
price of $0.01        306,520       307     2,993,797     (1,000,000)        --            --     1,994,104

Issuance of
common stock
related to debt
conversion totaling
$65,474 and exercise
of related stock
warrants at $1.09 per
share - Golden Gate
Investors, Inc.     1,674,241     1,674     7,135,885             --         --            --     7,137,559

Cancellation
of stock
subscriptions
receivable           (100,000)     (100)   (2,999,900)     3,000,000         --            --            --

Proceeds from
stock
subscriptions
receivable                --          --           --        187,500         --            --       187,500

Beneficial
conversion
feature related
to
convertible debt -
Golden Gate
Investors, Inc.           --          --     100,000             --          --            --       100,000

Expense of prepaid
consulting fees           --          --          --             --      95,833            --        95,833

Net loss                  --          --          --             --          --   (10,840,259) (10,840,259)

Balance,
December 31, 2006  5,189,494       5,189  40,428,782     (1,000,000)         --   (33,582,926)   5,851,045

Issuance of
common stock for
services,
weighted average
price of $0.001  109,695,034     109,695   1,261,361             --          --            --    1,371,056

Issuance of
common stock for
cash              40,367,862      40,368     136,332        (25,000)         --            --      151,700

Issuance of
common stock
related to debt
conversion and
exercise of
related stock
warrants -
Golden Gate
Investors, Inc.   30,745,665      30,746   2,265,040             --          --            --    2,295,786

Cancellation of
stock
subscriptions
receivable          (149,805)       (150)   (999,850)     1,000,000          --            --           --

Net loss                  --          --          --             --          --   (10,501,867) (10,501,867)

Balance,
December 31, 2007 185,848,250    185,848  43,091,665        (25,000)          -   (44,084,793)    (832,280)


(1) Adjusted for a 1 for 1,000 reverse split of the common stock effective on September 6, 2007.

                  See accompanying Notes to Consolidated Financial Statements

                                         GAMEZNFLIX, INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         For the Years Ended
                                                                            December 31,
                                                                         2007           2006
Cash flows from operating activities:
Net loss                                                                $(10,501,867)  $(10,840,259)
Adjustments to reconcile net loss to net
 cash used in operating activities:
Stock-based compensation                                                   1,371,056        946,504
Debt discount amortization related to
  convertible debenture                                                       19,989         53,224
Depreciation and amortization                                              3,916,832      2,793,008
Bad debt expense                                                             520,000             --
Changes in operating assets and liabilities:
Change in accounts receivable                                                 77,159        (91,894)
Change in inventory                                                            4,800        (72,880)
Change in prepaid expenses                                                   414,926       (381,097)
Change in other assets                                                       713,034       (862,183)
Change in accounts payable and accrued expenses                            2,345,616       (131,228)
Change in bank overdraft                                                      49,203             --
Change in deferred revenue                                                  (118,898)        92,632

Net cash used in operating activities                                     (1,188,150)    (8,494,173)

Cash flows from investing activities:
Purchase of DVD & game libraries                                          (1,551,691)    (3,933,401)
Purchase of film library                                                     (99,750)    (1,223,000)
Purchase of fixed assets                                                     (44,073)      (212,260)
Investment in note receivable                                                     --       (770,000)

Net cash used in investing activities                                     (1,695,514)    (6,138,661)

Cash flows from financing activities:
Proceeds from advances from Golden Gate Investors, Inc.                       54,783        166,515
Proceeds from convertible debenture                                           51,020             --
Proceeds from related party notes payable                                     16,351             --
Proceeds from stock issuances                                              2,443,852      8,906,558

Net cash provided by financing activities                                  2,566,006      9,073,073

Net change in cash and cash equivalents                                     (317,658)    (5,559,761)

Cash, beginning of period                                                    342,634      5,902,395

Cash, end of period                                                     $     24,976    $   342,634


           See accompanying Notes to Consolidated Financial Statements


                                     GAMEZNFLIX, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of GameZnFlix, Inc. and subsidiaries ("Company") is presented to assist in understanding the Company's consolidated financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization.

The Company was originally formed under the laws of the State of Delaware in June 1997 under the name SyCo Comics and Distribution Inc. and is the successor to a limited partnership named SyCo Comics and Distribution, formed under the laws of the Commonwealth of Virginia on January 15, 1997. On February 17, 1999, SyCo Comics and Distribution Inc. changed its name to Syconet.com, Inc. On April 12, 2002 the Company adopted an Agreement and Plan of Merger for the purpose of redomiciling the Company to the State of Nevada. The Company then discontinued its operations as Syconet.com, Inc. and changed its name to Point Group Holding, Incorporated effective November 21, 2002. On November 21, 2003, the Company changed its name to GameZnFlix, Inc.

Nature of Business.

The Company provides online movie (also referred to as a "DVD") and video game rentals to subscribers through its Internet website www.gameznflix.com. Aside from having a comprehensive movie library of titles, the Company also provides subscribers with access to a comprehensive games library of Xbox, Playstation 2, Playstation, and Nintendo Gamecube titles. All titles in the libraries used to provide rentals to subscribers are owned by the Company and are further described in these Notes in the section titled "DVD's and Video Game Libraries." In March 2004, the Company launched its website, www.gameznflix.com, and began operating in the online movie and video game rental industry. Subscribers of the Company are located within the United States of America. The Company maintains its headquarters in Franklin, Kentucky with shipping facilities in Kentucky and Colorado, and seven receiving center locations throughout the United States.

Basis of Presentation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries that include Naturally Safe Technologies, Inc. ("NSTI"), GameZnFlix Entertainment, Inc. and GameZnFlix Racing and Merchandising, Inc. All intercompany balances and transactions have been eliminated.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Reclassifications.

Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments.

The fair value of the Company's cash, accounts receivable, accounts payable, accrued expenses and notes payable approximates their carrying value due to their short maturity.

Cash and Cash Equivalents.

The Company maintains cash balances in non-interest-bearing accounts that currently do not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2007.

Inventory.

Inventory consists of DVD and video game products for sale. All inventory items are stated at the lower of cost (first-in, first-out) or market value.

Property, Plant, and Equipment.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the respective assets, generally from three years to five years, and forty years for a building.

Impairment of Long-Lived Assets.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets groups to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset group exceeds fair value of the asset group.

DVD and Video Game Libraries.

DVD's and video games are recorded at historical cost and depreciated using the straight-line method over a twelve-month period. The Company has no immediate plans to have any part of its DVD's and video game libraries sold and accordingly no salvage value is provided. However if the Company does sell any of its DVD and video game libraries, the Company will re-evaluate its depreciation policy in terms of the salvage value.

Because of the nature of the business, the Company experiences a certain amount of loss, damage, or theft of its DVD's and video games. This loss is shown in the cost of sales section of the Income Statement. Any accumulated depreciation associated with this item is accounted for on a first-in-first-out basis and treated as a reduction to depreciation expense in the month the loss is recognized.

Revenue Recognition and Cost of Revenue.

Subscription revenues are recognized ratably during each subscriber's monthly subscription period. Refunds to subscribers are recorded as a reduction of revenues. Revenues from sales of DVD's and video games are recorded upon shipment.

Cost of subscription revenues consists of referral expenses, fulfillment expenses, and postage and packaging expenses related to DVD's and video games provided to paying subscribers. Cost of DVD sales include the net book value of the DVD's sold and, where applicable, a contractually specified percentage of the sales value for the DVD's that are subject to revenue share agreements. DVD sales are considered non-significant and an incidental part of the business. Therefore, sales and related expenses were not separately accounted for.

Revenue from proprietary software sales that does not require further commitment from the Company is recognized upon shipment. Consulting revenue is recognized when the services are rendered. License revenue is recognized ratably over the term of the license.

The cost of services, consisting of staff payroll, outside services, equipment rental, communication costs and supplies, is expensed as incurred.

Fulfillment Expenses

Fulfillment expenses represent those costs incurred in operating and staffing the Company's fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing the Company's DVD and video game libraries.

Advertising Costs

The Company expenses all costs of advertising as incurred.
Advertising costs for the years ended December 31, 2007 and 2006 were approximately $1,650,000 and $2,408,000, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

At December 31, 2007, the Company has net operating loss carry forwards totaling approximately $44,085,000. The carry forwards begin to expire in fiscal year 2017. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income
(loss) by the weighted-average number of outstanding shares of common stock during the period. Diluted net income (loss) per share is computed by dividing the weighted-average number of outstanding shares of common stock, including any potential common shares outstanding during the period, when the potential shares are dilutive. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants to purchase common stock using the treasury stock method. The calculation of diluted net income (loss) per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive, as they were during 2007 and 2006. During 2007 and 2006, the number of potential common shares excluded from diluted weighted-average number of outstanding shares was 30,000 and 30,000, respectively.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Segment Reporting

The Company follows SFAS No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Stock-Based Compensation

Up through December 31, 2004, the Company accounted for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Recent Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment to FASB Statement No. 115". This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement of accounting for financial instruments. This statement applies to all entities, including not for profit. The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact adoption of SFAS No. 159 will have on its consolidated financial statements.

In December 2006, the FASB issued SFAS No. 157 "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability; that is, the principal or most advantageous market for the asset or liability. It also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and that market participant assumptions include assumptions about risk and effect of a restriction on the sale or use of an asset. The provisions are effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the statement.

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations", SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of SFAS No. 141 (R) and SFAS No. 160 are effective for our fiscal year beginning January 1, 2009. The Company is currently assessing the impact of these statements.
NOTE 2 - DVD'S AND VIDEO GAME LIBRARIES

DVD and video game libraries as of December 31, 2007 consisted of the following:

     DVD and video game libraries                       $ 7,643,907
     Less accumulated amortization                       (7,362,546)

     DVD and video game libraries, net                  $   281,361

NOTE 3 - FIXED ASSETS

Fixed assets as of December 31, 2007 consisted of the following:

     Computers and software                             $   318,318
     Furniture and fixtures                                  53,119
     Vehicles                                               245,665
     Office building                                        337,579
                                                            954,681
     Less accumulated depreciation                         (405,875)

     Fixed assets, net                                  $   548,806

NOTE 4 - FILM LIBRARY

Film library at December 31, 2007 consists of various films acquired throughout 2006. The Company amortizes the film library over the estimated useful life of eight years. The film library consisted of the following:

     Film library                                       $1,572,750
     Less accumulated amortization                        (259,219)

     Film library, net                                  $1,313,531

NOTE 5 - NOTE PAYABLE - RELATED PARTY

Note payable - related party as of December 31, 2007 consists of a promissory note payable totaling $175,000 to an investor, due on demand (past due maturity and in default), secured by assets of NSTI and bears no interest; and $16,351 to the Company's Chief Executive Officer, due on demand, unsecured and bearing no interest.

NOTE 6 - CONVERTIBLE DEBENTURES

(a) On November 1, 2006, the Company entered into a convertible debenture totaling $100,000 that matures November 2011, is unsecured and bears an annual interest rate of 4.75%. The convertible debenture is convertible into shares of common stock equal to the principal amount of the debenture being converted multiplied by 110, less the product of the conversion price multiplied by 100 times the dollar amount. The conversion price is based on the lesser of $0.20 per share or 82% of the average of the lowest volume weighted average prices during the 20 trading days prior to the debt holder's election to convert such unpaid balances. Additionally, the debt holder is entitled to a warrant to purchase 10,000 shares of common stock at an exercise price of $1.09 per share. The debt holder does not have the right and the Company does not have the obligation to convert any portion of the convertible debenture that will cause the debt holder to be a deemed beneficial owner of more than 9.99% of the then outstanding shares of the Company's common stock.

In accordance with EITF No. 00-27, the Company has determined the value of the convertible debenture and the fair value of the detachable warrant issued in connection with this debt. The estimated value of the warrants of $12,567 was determined using the Black-Scholes option pricing model under the following assumptions: life of 1 year, risk free interest rate of 5.15%, a dividend yield of 0% and volatility of 349%. The face amount of the debt of $100,000 was proportionately allocated to the convertible debt and the warrant in the amounts of $88,836 and $11,164, respectively. The value of the note was then allocated between the debt and the beneficial conversion feature, which the entire portion of $88,836 was allocated towards the beneficial conversion feature. The combined total discount is $100,000, which is being amortized over the term of the convertible debt using the effective interest method. For the years ended December 31, 2007 and 2006, the Company has amortized a total of $17,581 and $3,826.

(b) On November 11, 2004, the Company entered into a convertible debenture totaling $150,000 that matured in November 2007, is unsecured and bears an annual interest rate of 4.75%. The convertible debenture is convertible into shares of common stock equal to the principal amount of the debenture being converted multiplied by 110, less the product of the conversion price multiplied by 100 times the dollar amount. The conversion price is based on the lesser of $0.20 per share or 82% of the average of the lowest volume weighted average prices during the 20 trading days prior to the debt holder's election to convert such unpaid balances. Additionally, the debt holder is entitled to a warrant to purchase 15,000 shares of common stock at an exercise price of $1.09 per share. The debt holder does not have the right and the Company does not have the obligation to convert any portion of the convertible debenture that will cause the debt holder to be a deemed beneficial owner of more than 9.99% of the then outstanding shares of the Company's common stock.

In accordance with EITF No. 00-27, the Company has determined the value of the convertible debenture and the fair value of the detachable warrants issued in connection with this debt. The estimated value of the warrants of $44,870 was determined using the Black-Scholes option pricing model under the following assumptions: life of 1 year, risk free interest rate of 3.5%, a dividend yield of 0% and volatility of 207%. The face amount of the debt of $150,000 was proportionately allocated to the convertible debt and the warrants in the amounts of $105,130 and $44,870, respectively. The value of the note was then allocated between the debt and the beneficial conversion feature, which attributed to $27,333 and $77,797, respectively. The combined total discount is $122,667, which is being amortized over the term of the convertible debt using the effective interest method. During the year ended December 31, 2006, debt holder converted the entire remaining debt balance. For the year ended December 31, 2006, the Company has amortized a total of $50,939.

NOTE 7 - ADVANCE FROM GOLDEN GATE INVESTORS, INC.

An advance from Golden Gate Investors, Inc. totaling $521,298 at
December 31, 2007 relates to funds advanced to the Company for future exercise of warrants as discussed in Note 6.

NOTE 8 - COMMON STOCK

On September 6, 2007, the Company implemented a 1,000-to-1 reverse stock split which has been applied to the accompanying financial statements on a retroactive basis.

NOTE 9 - STOCK COMPENSATION PLANS

(a)  Stock Incentive Plan.

On April 25, 2003, the Company adopted a Stock Incentive Plan (the Company adopted Amendment No. 4 to this plan on July 13, 2005). This plan is intended to allow directors, officers, employees, and certain non-employees of the Company to receive options to purchase its common stock. The purpose of this plan is to provide these persons with equity-based compensation incentives to make significant and extraordinary contributions to the long-term performance and growth of the Company, and to attract and retain employees. As of December 31, 2004, all 600,000,000 shares of common stock authorized under this plan have been registered as a result of Form S-8's filed with the Securities and Exchange Commission. Options granted under this plan are to be exercisable at whatever price is established by the board of directors, in its sole discretion, on the date of the grant.

During 2003, the Company granted options for 25,000,000 shares to two non-employee consultants (one at an exercise price equal to 75% of the market price on the date of exercise and the other at 50% of the market price on the date of exercise), all of which were exercised in 2004. During August 2004, the Company granted options for 42,042,294 shares to three non-employee consultants (at an exercise price equal to 50% of the market price on the date of exercise), all of which were exercised in 2004. During December 2004, the Company granted options for 30,000,000 shares to eight non-employee consultants (at an exercise price equal to 50% of the market price on the date of exercise), none of which have been exercised as of December 31, 2006. During 2005, the Company granted options for 302,957,706 (incorrectly reported in the 2005 Form 10-KSB as 540,000,000) shares to various consultants (at an exercise price equal to 50% of the market price on the date of exercise), all of which were exercised in 2005 resulting in proceeds to the Company of $3,032,000; there were no options remaining to be issued as of that date. As of December 31, 2007, there were options for 30,000 (30,000,000 pre split) shares that remain unexercised, which result in 30,000,000 shares remaining to be issued under this plan (the registered amount was not reduced by the reverse split).

(b)  2006 Non-Employee Directors and Consultants Retainer Stock Plan.

On January 6, 2006, the Company adopted the 2006 Non-Employee Directors and Consultants Retainer Stock Plan. The purposes of the plan are to enable the Company to promote the interests of the Company by attracting and retaining non- employee directors and consultants capable of furthering the business of the Company and by aligning their economic interests more closely with those of the Company's stockholders, by paying their retainer or fees in the form of shares of common stock. All 150,000,000 shares of common stock under this plan have been registered as a result of a Form S-8 filed with the SEC. As of December 31, 2007, 65,580,440 shares remain unissued under this plan.

(c)  2006 Stock Incentive Plan.

On January 6, 2006, the Company adopted the 2006 Stock Incentive Plan. This plan is intended to allow directors, officers, employees, and certain non-employees of the Company to receive options to purchase shares of common stock. The purpose of this plan is to provide these persons with equity-based compensation incentives to make significant and extraordinary contributions to the long-term performance and growth of the Company, and to attract and retain employees. All 250,000,000 shares of common stock under this plan have been registered as a result of a Form S-8 filed with the SEC. Options granted under this plan are to be exercisable at whatever price is established by the board of directors, in its sole discretion, on the date of the grant. As of December 31, 2007, all shares of common stock under this plan remained unissued.

(d)  2007 Stock and Option Plan.

On February 1, 2007, the Company adopted the 2007 Stock and Option Plan, which registered 400,000,000 shares under a Form S-8 filed on February 14, 2007. This plan is intended to allow designated directors, officers, employees, and certain non-employees, including consultants (all of whom are sometimes collectively referred to herein as "Employees") of the Company and its subsidiaries to receive options to purchase the Company's common stock and to receive grants of common stock subject to certain restrictions. The purpose of this plan is to promote the interests of the Company and its stockholders by attracting and retaining employees capable of furthering the future success of the Company and by aligning their economic interests more closely with those of the Company's stockholders. As of December 31, 2007, 215,988,954 shares were issued under this plan, resulting in 184,011,326 shares remaining to be issued.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Therefore, the Company continues to account for stock-based compensation under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the stock based compensation been determined based upon the fair value of the awards at the grant date consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would not have been changed. With respect to options granted to outside consultants, the Company uses the Black-Scholes method of calculating the fair value for purposes of recording compensation. Because the eventual exercise price of the options was so much higher than the market price of the stock on the grant date, there is no value to assign to the options, and no compensation has been recognized.



                             5,836,435,851 SHARES
                                COMMON STOCK

                                 PROSPECTUS

                                May 30, 2008

You should rely only on the information contained in this prospectus.
We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed after the date of this prospectus.